As filed with the Securities and Exchange Commission on January 13, 1998
                                                      Registration No. 333-11955

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   -------------------------------------------
                                 AMENDMENT NO. 7
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT

                                      UNDER
                           THE SECURITIES ACT OF 1933
                            FIRST MEDICAL GROUP INC.
             (Exact Name of Registrant as Specified in Its Charter)


            Delaware                        5063                      13-1920670
  (State or Other Jurisdiction     (Primary Standard Industrial   (I.R.S. Employer
of Incorporation or Organization)  Classification Code Number)    Identification Number)


                            FIRST MEDICAL GROUP INC.
                              1055 WASHINGTON BLVD.

                           STAMFORD, CONNECTICUT 06901
                                 (203) 327-0900

    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

            --------------------------------------------------------

                                 ROBERT A. BRUNO
                       VICE PRESIDENT AND GENERAL COUNSEL
                              1055 WASHINGTON BLVD.
                           STAMFORD, CONNECTICUT 06901
                                 (203) 327-0900
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

            --------------------------------------------------------

                                    Copy to:

                               ILAN K. REICH, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 753-7200

           ----------------------------------------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

               If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

               If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

               If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

               If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         CALCULATION OF REGISTRATION FEE


====================================================================================================================================
Title of Each Class of Securities          Amount to be          Proposed                Proposed Maximum         Amount of
        to be Registered                    Registered           Maximum               Aggregate Offering       Registration
                                                              Offering Price                  Price                 Fee**
                                                               Per Share***
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  375,875           $1.25                      $469,843.75           $142.38
------------------------------------------------------------------------------------------------------------------------------------
Series A Convertible Preferred                 34,852           $0.01                          $10,374             $0.16
Stock
------------------------------------------------------------------------------------------------------------------------------------
Common Stock issuable upon                  8,645,508              N/A*                        N/A*
conversion of Series A
Convertible Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                            $142.54
====================================================================================================================================



*        In accordance with Rule 457(i)
** $3,713 was previously paid on September 13, 1996 and $891.48 was previously paid on December 27, 1996. Accordingly, no additional fee is due at this time.
*** Based on the bid price of First Medical Group Inc. common stock on the OTC Bulletin Board on December 30, 1997.

                             ----------------------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                            FIRST MEDICAL GROUP INC.


                              CROSS-REFERENCE SHEET

         Pursuant  to  Item  501(b)  of  Regulation  S-K  Showing   Location  in
Prospectus of Information required by Items of Form S-1.

        ITEM NUMBER AND HEADING IN FORM S-1
        REGISTRATION STATEMENT                                            CAPTION OR LOCATION IN PROSPECTUS
        ----------------------                                            ---------------------------------

1.  Forepart of the Registration Statement and Outside Front
      Cover Page of Prospectus...........................................    Outside Front Cover Page
2.   Inside Front and Outside Back Cover Pages of Prospectus.............    Inside Front; Additional Information;
                                                                                 Outside Cover Pages

3.   Summary Information, Risk Factors and Ratio of
       Earnings to Fixed Charges.........................................    Prospectus Summary; Risk Factors; The
                                                                                 Company;

4.   Use of Proceeds.....................................................    Use of Proceeds
5.   Determination of Offering Price.....................................     Outside Front Cover Page; Plan of
                                                                                 Distribution

6.   Dilution............................................................            *
7.   Selling Security Holders............................................    Selling Stockholders; Plan of

                                                                             Distribution

8.   Plan of Distribution................................................    Outside Front Cover Page; Plan of
                                                                                 Distribution
9.   Description of Securities to be Registered .........................     Outside Front Cover Page; Description
                                                                                 of Securities
10.  Interests of Named Experts and Counsel .............................    Experts; Legal Matters
11.  Information with Respect to the Registrant..........................     Front Cover Page; Prospectus
                                                                                 Summary; Risk Factors,
                                                                                 Capitalization; Selected Financial
                                                                                 Data; Management's Discussion and
                                                                                 Analysis of Financial Condition and
                                                                                 Results of Operations; Business;
                                                                                 Management; Board Meetings and
                                                                                 Committees of the Board; Executive
                                                                                 Compensation; Compensation of
                                                                                 Directors; Options; Board Report on
                                                                                 Executive Compensation;
                                                                                 Compensation Committee Interlocks
                                                                                 and Insider Participation; Certain
                                                                                 Relationships and Related
                                                                                 Transactions; Description of
                                                                                 Securities; Financial Statements

12.  Disclosure of Commission Position on Indemnification
       for Securities Act Liabilities....................................        Compensation of Directors

-------------------------------
*  Omitted because answer is not applicable or negative.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED JANUARY 13, 1998

PROSPECTUS

                        9,383,833 SHARES OF COMMON STOCK

                            FIRST MEDICAL GROUP INC.

         This Prospectus relates to the reoffer and resale by certain selling stockholders (the "Selling Stockholders") of 375,875 shares of Common Stock, par value $.001 per share ("Common Stock"), of First Medical Group Inc. (formerly The Lehigh Group Inc.) ("the Company") (ii) 8,645,508 shares of Common Stock issuable upon conversion of shares of the Company's Series A Convertible Preferred Stock, par value $.001 per share ("Preferred Stock" and collectively with the Common Stock, the "Stock") and (iii) 9,387,815 shares of Common Stock issued to certain selling stockholders as payment for early termination of various employment and consulting agreements and in lieu of payment pursuant to a stock purchase agreement (such shares of Common Stock offered hereby being referred to herein collectively as the "Shares"). The Shares are being reoffered and resold for the account of the Selling Stockholders and the Company will not receive any of the proceeds from the resale of the Shares.

         The Company's Common Stock is traded on the OTC Bulletin Board symbol ("FMDG"). On December 30, 1997, the price for the Common Stock was $1.25.


          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" AT PAGES 4-8 BELOW.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
                                ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

         This offering is self-underwritten; neither the Company nor any Selling Stockholder has employed an underwriter for the sale of the Shares. The Company will bear all expenses of this Offering, other than discounts, concessions or commissions on the sale of the Shares.


         The Selling Stockholders have advised the Company that the Shares may be offered by or for the account of the Selling Stockholders from time to time on the OTC Bulletin Board or on any other exchange upon which shares of Common Stock are traded, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Any broker-dealer acquiring Shares from the Selling Stockholders may sell such securities in its normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of such methods. See "Plan of Distribution."


         No person is authorized to give any information or to make any representation other than those contained in this Prospectus, and if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Prospectus, or the solicitation of a proxy, in any jurisdiction in which such offer or solicitation may not lawfully be made. Neither the delivery of this Prospectus nor any distribution of securities pursuant to this Prospectus shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Prospectus.

                  The date of this Prospectus is ____ __, 1997

                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  informational  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities at the SEC's office at 450 Fifth Street, N.W., Washington, D.C. 20549, at the SEC's Regional Office at Seven World Trade Center, New York, New York 10048 and at the SEC's Regional Office at Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60621. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet at http://www.sec.gov. The Common Stock is listed on the NYSE and such material and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                                TABLE OF CONTENTS

AVAILABLE INFORMATION.........................................................2
PROSPECTUS SUMMARY............................................................3
RISK FACTORS   ...............................................................4
USE OF PROCEEDS...............................................................9
PRICE RANGE OF COMMON STOCK...................................................9
CAPITALIZATION ..............................................................10
DIVIDEND POLICY..............................................................10
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS..............................................11
SELECTED AND PRO FORMA
      FINANCIAL DATA.........................................................16
BUSINESS.....................................................................27
MANAGEMENT...................................................................40
BOARD MEETINGS AND COMMITTEES OF THE BOARD...................................41
EXECUTIVE COMPENSATION.......................................................42
COMPENSATION OF DIRECTORS....................................................44
OPTIONS......................................................................44
BOARD REPORT ON EXECUTIVE COMPENSATION.......................................47
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION..................48
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................48
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF THE
      COMPANY................................................................48
SELLING STOCKHOLDERS.........................................................51
DESCRIPTION OF SECURITIES....................................................52
PLAN OF DISTRIBUTION.........................................................53
EXPERTS......................................................................54
LEGAL MATTERS................................................................54
ADDITIONAL INFORMATION.......................................................54

                               PROSPECTUS SUMMARY

         The following is a brief summary of certain information contained elsewhere in this Prospectus. This Summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.

                                   THE COMPANY

         On July 9, 1997, First Medical Corporation ("FMC") merged with a wholly-owned subsidiary of the Company (the "Merger"). As a result of such merger, FMC became a wholly-owned subsidiary of the Company. See "Business - Merger with FMC."

         The Company, through its wholly-owned subsidiary, HallMark Electrical Supplies Corp. ("HallMark"), is engaged in the distribution of electrical supplies for the construction industry both domestically (primarily in the New York Metropolitan area) and for export. See "Business - Lehigh."

         FMC is an owner-manager and provider of management and consulting services to physicians, hospitals and other health care delivery organizations and facilities. FMC's diversified operations are currently conducted through three divisions: (i) a physician practice management division which provides physician management services including the operation of clinical facilities and management services to medical service organizations, (ii) an international division which currently manages western style medical centers in Eastern Europe and the Commonwealth of Independent States (formerly Russia) (the "CIS") and
(iii) a recently formed hospital services division which provides a variety of administrative and clinical services to acute care hospitals and other health care providers. See "Business - FMC." The combined company is currently continuing both lines of business at this time.


         Unless the context otherwise indicates, the "Company" as used herein means First Medical Group Inc. and its wholly-owned subsidiaries, FMC and Hallmark and their subsidiaries, "Lehigh" means the Company before the Merger and the Company other than its wholly-owned subsidiary FMC and its subsidiaries after the Merger and "FMC" means First Medical Corporation and its subsidiaries.



         The Company's executive offices are located at 1055 Washington Blvd. Stamford, CT 06901, and its telephone number is (203) 327-0900.

                                  RISK FACTORS

         Prospective   purchasers   should  carefully   consider  the  following
information in addition to the other information contained in this Prospectus in evaluating an investment in the Common Stock offered hereby.

RISK FACTORS
--------------------------------------------------------------------------------

         POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Common Stock may be highly volatile. In addition, the trading volume of Common Stock has been limited and the price of Common Stock will be sensitive to the performance and prospects of the combined companies. See "Price Range of Common Stock."

         NO  DIVIDENDS.  The  Company has paid no cash  dividends  on its Common
Stock since 1995 and does not anticipate paying cash dividends in the foreseeable future. The Company's ability to pay dividends is dependent upon, among other things, future earnings, the operating results and financial condition of the Company, its capital requirements, general business conditions and other pertinent factors, and is subject to the discretion of the Board of Directors. The Board issued 1,037,461 shares of Preferred Stock in connection with the Merger, each share of which is entitled to dividends, pari passu with dividends declared and paid with respect to the Common Stock, equal to 250 times the amount declared and paid with respect to each share of Common Stock. The Board is authorized to issue, at any time hereafter, up to an additional
3,962,539 shares of preferred stock on such terms and conditions as it may determine, which may include preferences as to dividends. Accordingly, there is no assurance that any dividends will ever be paid on Common Stock. See "Dividend Policy."

         AUTHORIZATION AND DISCRETIONARY ISSUANCE OF PREFERRED STOCK; ISSUANCE OF THE COMPANY PREFERRED STOCK; ANTI-TAKEOVER EFFECTS. 34,582 shares of Preferred Stock were issued pursuant to the Merger; each such share is entitled to 250 votes on any matter submitted to a vote of stockholders, to be voted together with the Common Stock. The Company's Restated and Amended Certificate of Incorporation, as amended (the "Certificate of Incorporation") authorizes the issuance of up to an additional 4,965,418 shares of "blank check" preferred stock, with such designations, rights, and preferences as may be determined from time to time by the Board of Directors. See "Description of Securities -- Preferred Stock." Accordingly, the Board of Directors will be empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of the Company.

         The issuance of preferred stock may have the effect of discouraging, delaying or preventing a change in control, may prevent a third-party from making a tender offer which might be beneficial to the Company and its stockholders, even though some stockholders might otherwise desire such a tender offer. In particular, the issuance may discourage a third-party from seeking to acquire the Company on account of the substantial dilution to which an acquiror is potentially exposed. It may also deprive stockholders of opportunities to sell their shares at a premium over prevailing market prices, since tender offers frequently involve purchases of stock directly from stockholders at a premium price. In addition, the issuance may have the effect of insulating management of the Company from certain efforts to remove it, or affording management the opportunity to prevent efforts to oust it.


         DELISTING BY THE NYSE. Currently, the Common Stock is traded on the OTC Bulletin Board. An application to list the Common Stock has been submitted to AMEX and AMEX has indicated in response to the Company's application, that it has approved the application of First Medical Group Inc. subject to the effectiveness of the S-1 Registration of the 375,875 shares of Common Stock, 34,582 shares of Series A Preferred Convertible Stock and the 8,645,508 underlying shares of Common Stock with respect to the merger agreement, and the conversion of all of the Series A Preferred Convertible Stock into Company Common Stock. There can be no assurance that AMEX will permit the listing of the Common Stock on AMEX unless the above conditions are met. The New York Stock Exchange notified the Company that its stock was suspended November 13, 1997 and application will be made to the SEC to delist the Company's Stock.


         SIGNIFICANT HOLDINGS BY ONE STOCKHOLDER FMC and Generale De Sante International, Plc ("GDS") are parties to a Subscription Agreement, dated June 11, 1996 pursuant to which GDS paid $5,000,000 in order to acquire a variety of ownership interests in FMC and its subsidiaries, including (i) 10% of the outstanding shares of FMC's common stock (the FMC Common Stock"), each share of which was automatically exchanged pursuant to the Merger for 1,127.675 shares of Common Stock and 103.7461 shares of Preferred Stock, and (ii) shares of FMC's 9% Series A Convertible Preferred Stock (the "FMC Preferred Stock") convertible into 10% of the shares of FMC Common Stock, which Shares of FMC Preferred Stock were converted following the Merger. Consequently, when GDS converted its shares of FMC Preferred Stock, GDS received shares of Lehigh Common Stock and Lehigh Preferred Stock. Together with the shares issued for the FMC Common Stock, these shares would give GDS a total of approximately 23% ownership interest and voting power of the Company. See "Security Ownership of Certain Beneficial Owners of the Company."

         The   existence  of  such  a   stockholder   may  have  the  effect  of
discouraging, delaying or preventing a change in control, may prevent a third-party from making a tender offer which might be beneficial to the Company and its stockholders, even though some stockholders might otherwise desire such a tender offer. In addition, especially since the Certificate of Incorporation provides for cumulative voting for directors, the existence of such a stockholder will have the effect of helping to insulate management of the Company from certain efforts to remove it and to afford management the opportunity to prevent efforts to oust it.


         Management believes the only risk relating to Lehigh's business is from
competition  with  larger  companies  with  greater  financial   resources  than
Hallmark.


RISK FACTORS RELATING TO FMC

         DOMESTIC OPERATIONS

         POTENTIAL EFFECTS OF HEALTH CARE REFORMS PROPOSALS. Numerous legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the U.S. health care system nationally or at the state level. Among the proposals under consideration are cost controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of a single government health insurance plan that would cover all citizens. It is not clear at this time what proposals will be adopted, if any, or, if adopted, what effect, if any, such proposals would have on the FMC's business. Certain proposals, such as cutbacks in the Medicare and Medicaid programs, containment of health care costs on an interim basis by means that could include a freeze on prices charged by physicians, hospitals and other health care providers, and permitting states greater flexibility in the administration of Medicaid, could adversely affect FMC. There can be no assurance that currently proposed or future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on FMC's operating results. See "Business--Government Regulation of Domestic Regulations." In addition, concern about the proposed reform measures and their potential effect has contributed to the volatility of stock prices of companies in health care and related industries and may similarly affect the price of the Common Stock in the future.

         DEPENDENCE ON CAPITATED FEE REVENUE. For the year ended December 31, 1996, approximately 85.0%, of FMC's net revenues were derived from contracts pursuant to which FMC received a fixed, prepaid monthly fee, or capitated fee, for each covered life in exchange for assuming the responsibility for providing medical services. See "--Significant Dependence on One Client" for additional information. FMC's success under these contracts is dependent upon effective utilization controls, competitive pricing for purchased services and favorable agreements with payers. To the extent that the patients or enrollees covered under a capitated fee contract require more frequent or extensive care than was anticipated by FMC, the revenue to FMC under the contract may be insufficient to cover the costs of the care that was provided. All of FMC's capitated fee contracts contain aggregate expense limitations on each covered life. Given the increasing pressures from health care payers to restrain costs, changes in health care practices, inflation, new technologies, major epidemics, natural disasters and numerous other factors affecting the delivery and cost of health care, most of which are beyond FMC's control, there can be no assurance that capitated fee contracts will be profitable for FMC in the future.

         SIGNIFICANT DEPENDENCE ON ONE CLIENT. A substantial portion of the revenues of FMC's managed care business are derived from prepaid contractual arrangements with Humana Medical Plan, Inc. and its affiliates (collectively, "Humana"), pursuant to which Humana pays FMC a capitated fee. 85%, or approximately $45,070,000, of FMC's managed care business revenue, for the year ended December 31, 1996 was derived from such prepaid contractual agreements with Humana. FMC may in the future enter into significant additional capitation arrangements with Humana. FMC's operating results could be adversely affected by the loss of any such agreements or business relationships. In addition, a significant decline in Humana's number of enrollees could have a material adverse effect on FMC's operating results.

         INABILITY OF FMC TO OBTAIN NEW CONTRACTS AND MANAGE COSTS. A significant portion of FMC's historical and planned growth in revenues has resulted from, and is expected to continue to result from, the addition of new contracts in its physician practice management division. Obtaining new contracts, which may involve a competitive bidding process, requires that FMC accurately assess the costs it will incur in providing services so that it undertakes contracts where FMC can expect to realize adequate profit margins or otherwise meet its objectives. The acquisition of new contracts, as well as the maintenance of existing contracts, is made more difficult by increasing pressures from health care payors to restrict or reduce reimbursement rates at a time when the cost of providing medical services continues to increase. To the extent that enrollees require more frequent or extensive care than as anticipated by FMC, the revenue to FMC under a contract may be insufficient to cover the costs of the care that was provided. Any failure of FMC to manage the cost of providing health care services or price its services appropriately may have a material adverse effect on FMC's operations.

         HIGHLY COMPETITIVE BUSINESS. The provision of physician management services for health maintenance organizations ("HMO's") is a highly competitive business in which FMC competes for contracts with several national and many regional and local providers of physician management services. Furthermore, FMC competes with traditional managers of health care services, such as hospitals and HMO's, some of which directly recruit and manage physicians. While competition is generally based on cost and quality of care, it is not possible to predict the extent of competition that present or future activities of FMC will encounter because of changing competitive conditions, changes in laws and regulations, government budgeting, technological and economic developments and other factors. Certain of FMC's competitors have access to substantially greater financial resources than FMC. See "Business--FMC--Competition."

         VIOLATION OF STATE LAWS REGARDING FEE SPLITTING AND THE CORPORATE PRACTICE OF MEDICINE. The laws of many states prohibit physicians from splitting fees with nonphysicians and prohibit business corporations from providing or holding themselves out as providers of medical care. While FMC believes it complies in all material respects with state fee splitting and corporate practice of medicine laws, based on consultations with FMC's healthcare/managed care inside legal counsel, there can be no assurance that, given varying and uncertain interpretations of such laws, FMC would be found to be in compliance with all restrictions on fee splitting and the corporate practice of medicine in all states. FMC has not received a written opinion from its inside legal counsel about compliance with the state laws regarding fee splitting and the corporate practice of medicine. FMC itself does not practice medicine and is not licensed to do so; rather, it employs physicians who are licensed to practice medicine. In certain states FMC operates through professional corporations, and has recently formed professional corporations or qualified foreign professional corporations to do business in several other states where corporate practice of medicine laws may require FMC to operate through such a structure. FMC does not employ physicians at the medical facility it manages in Texas. A determination that FMC is in violation of applicable restrictions on fee splitting and the corporate practice of medicine, or a determination that employment of physicians is a violation of state laws that prohibit the corporate practice of medicine, or a change in the law in any state in which it operates could have a material adverse effect on FMC.

         FMC currently operates in only one state that prohibits the corporate practice of medicine, which state is Texas. Risks associated with expanding FMC's business into other states that have this type of prohibition include (i) the issue of consolidation of revenues and (ii) restrictions that prevent FMC from exploiting the physician-patient relationship in pursuit of profits. FMC does not consolidate the revenues from Texas, but operates as a management services organization under a management contract. If FMC expands its business into other states which prohibit the corporate practice of medicine, it will operate as a management services organization under a management contract in those states. See "Business--FMC--Governmental Regulation of Domestic Operations."

         CORPORATE EXPOSURE TO PROFESSIONAL LIABILITIES EXCEEDING THE LIMITS OF AVAILABLE INSURANCE COVERAGE. Due to the nature of its business, FMC from time to time becomes involved as a defendant in medical malpractice lawsuits, some of which are currently ongoing, and is subject to the attendant risk of substantial damage awards. The most significant source of potential liability in this regard is the negligence of health care professionals employed or contracted by FMC. To the extent such health care professionals are employees of FMC or were regarded as agents of FMC in the practice of medicine, FMC could be held liable for their negligence. In addition, FMC could be found in certain instances to have been negligent in performing its contract management services (or refusing to perform services) even if no agency relationship with the health care professional exists. FMC maintains professional liability insurance on a claims made basis in amounts deemed appropriate by management, based upon historical claims and the nature and risks of its business. There can be no assurance, however, that a future claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent and able to meet its obligations to provide coverage for any claim or claims or that such coverage will continue to be available or available with sufficient limits and at a reasonable cost to adequately and economically insure FMC's operations in the future. See "Business--FMC--Professional Liability Insurance."

         LOSS OF OTHER INSURANCE. FMC attempts to mitigate the risk of potentially high medical costs incurred in catastrophic cases through stop-loss provisions, reinsurance and other special reserves which limit FMC's financial risk. To date, such protection has been provided to FMC through its provider agreements with Humana. There can be no assurances that the agreements which provide such insurance to FMC will continue. If assumption of capitated payments risk through contracts with HMO's could be construed as insurance. FMC believes there would be no effect from state insurance laws due to the circumstance that all of FMC's contracts with HMO's provides for stop-loss coverage by the HMO's. Any determination of material noncompliance with insurance regulations or any change in the stop-loss coverage by the HMO's could adversely affect the operations of FMC.

         REDUCTION IN GOVERNMENTAL REIMBURSEMENT. FMC assumes the financial risks related to changes in patient volume, payer mix and rates the governmental establishes for offering reimbursements for various services. There are increasing public and private sector pressures to restrain health care costs and to restrict reimbursement rates for medical services. During the past decade, federal and state governments have implemented legislation designed to slow the rise of health care costs and it is anticipated that such legislative initiatives will continue. Any such legislation could result in reductions in reimbursement for the care of patients in governmental programs such as Medicare, Medicaid and workers' compensation. A large percentage of the capitated fee revenue described above is also derived indirectly from a Medicare funded program with Humana. Any change in reimbursement policies, practices, interpretations or regulations, or legislation that limits reimbursement amounts or practices, could have a material adverse effect on FMC's operating results. See "Business--FMC--Government Regulation."

         While FMC believes it is in material compliance with applicable Medicare and Medicaid reimbursement regulations, all Medicare and Medicaid providers and practitioners are subject to claims review and audits. There can be no assurance that FMC would be found to be in compliance in all respects with such regulations. A determination that FMC is in violation of such regulations could result in retroactive adjustments and recoupments and have a material adverse effect on FMC.

         DEPENDENCE ON KEY PERSONNEL. FMC is dependent upon the services of certain of its executive officers, including Dennis A. Sokol, Valdimir Checklin and Dr. Ken Burhart for the management of FMC and the implementation of its strategy. FMC maintains key man life insurance for Dennis A. Sokol. The loss to FMC of the services of any of these executive officers could adversely affect FMC's operations.

         INTERNATIONAL OPERATIONS


         First Medical Group Inc. ("FMG") through its subsidiaries is subject to numerous factors relating to the business environments of those developing countries in which FMG conducts business operations. In particular, fundamental economic and political changes occurring in Eastern Europe and the CIS could have a material impact on FMG's international operations and on FMG's ability to continue the development of its international businesses. There can be no assurance that such developments in Eastern Europe and the CIS will not have a material adverse effect on FMG's business operations.


         POTENTIAL POLITICAL AND ECONOMIC INSTABILITY IN EASTERN EUROPE AND THE CIS. Eastern Europe and the CIS are undergoing fundamental political and economic changes, including the introduction of market economies. Consequently, such countries have only recently begun the process of developing the necessary framework and infrastructure to support this transition. Laws and regulations are sometimes adopted without widespread notification, which can delay full knowledge of their scope and impact, and the enforcement and administration thereof are often inconsistent and without precedents. Governments will continue to exercise influence over their country's economy. Uncertainties will continue to exist with respect to the future governance of, and economic policies in, such  countries.  Such  involvement  could  include,  but  not  be  limited  to, expropriation, confiscatory taxation, foreign exchange restrictions or nationalization, all of which could materially effect FMG's international operations.



         FOREIGN GOVERNMENT REGULATION. FMG's operations in Eastern Europe and the CIS are subject to diverse laws and regulations primarily relating to foreign investment (as well as numerous national and local laws and regulations concerning the provision of medical services). Failure to comply with such laws or regulations could have a material adverse effect on FMG. At the present time, FMG is unaware of any restrictions on foreign investment that could materially affect FMG's business. FMG believes it is in compliance with foreign government regulations.



         YEAR 2000. The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure of miscalculations The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. However, if such modifications and conversions are not completed timely, the Year 2000 problem may have a material impact on the operations of the Company.

               Disclosures Relating to Low Prices Stocks; Possible Restrictions on Resales of Low Priced Stocks and on Broker-Dealer Sales; Possible Adverse Effect of "Penny Stock" Rules on Liquidity for the Company's Securities. The Company's securities may be subject to Rule 15g-9 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which imposes additional sales practice requirements on broker-dealers that sell securities governed by the Rule to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual individual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the Rule may have an adverse effect on the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers in the Offering to sell the Company's securities in the secondary market and otherwise affect the trading market in the Company's securities.

               The Commission has adopted resolutions which generally define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions by broker-dealers involving a penny stock (unless exempt), rules promulgated under the Exchange Act require delivery, prior to a transaction in a penny stock, of a risk disclosure document relating to the penny stock market. Disclosure is also required to be made about compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stocks.

               The foregoing penny stock restrictions will not apply to the Company's securities if such securities are listed on Nasdaq and have certain price and volume information provided on a current and continuing basis or if the Company meets certain minimum net tangible asset or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from these restrictions. In any event, even if the Company's securities were exempt from such restrictions, they would remain subject to
Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be materially adversely affected.

                                 USE OF PROCEEDS

         There is no conversion price for converting shares of Preferred Stock and consequently the Company will receive no compensation upon their conversion. The Company will not receive any of the proceeds from the reoffer and resale of the Shares by the Selling Stockholders.

                           PRICE RANGE OF COMMON STOCK

         The following table reflects the range of the reported high and low closing prices of Common Stock on the NYSE for the calendar quarters indicated. The information in the table and in the following paragraph has been adjusted to reflect retroactively all applicable stock splits and stock dividends but not the Reverse Split.

                                                              Common Stock
                                                            High         Low
                                                            ----         ---

1995:
          First quarter...........................         $  3/4       $ 5/8
          Second quarter..........................            5/8         3/8
          Third quarter...........................            1/2         5/8
          Fourth quarter..........................          33/64       13/16

                                                              Common Stock
                                                            High         Low
                                                            ----         ---

1996:
          First quarter...........................         $11/16       $7/16
          Second quarter..........................           9/16         3/8
          Third quarter...........................          11/16         1/4
          Fourth quarter..........................          15/32         1/8
1997:

          First quarter...........................           $1/4      $13/32
          Second quarter..........................         $14/32        $1/8
          Third quarter...........................         $15/32       $3/32

         On July 8, 1997, the last full trading day prior to the consummation of the Merger, the closing price of the Common Stock was $0.22 per share, as reported on the NYSE. On November 6, 1997, the closing price of the Common Stock was $0.19 as reported on NYSE. The Preferred Stock is not publicly traded. On November 7, 1997, there were approximately 8,000 and 32 holders of the Common Stock and Preferred Stock, respectively.

         The Company has not paid any cash dividends since prior to January 1, 1995.

                                 CAPITALIZATION

THE COMPANY

         The following table sets forth the capitalization of the Company at July 9, 1997, the effective date of the Merger.

                                                                  July 9, 1997
                                                              ----------------------
                                                              (Dollars in Thousands)

Long-term debt................................................        $6,968
 Stockholder's equity:
     Preferred Stock, $.001 par value, 5,000,000 authorized;
     1,037,461 outstanding                                                 1
     Common Stock, $.001 par value, 100,000,000 shares                    23
     authorized 22,552,500 outstanding, as adjusted(1)........
     Additional paid-in capital...............................         7,934
     Retained earnings........................................       (2,027)
                                                                      -----
     Total stockholders' equity...............................         5,931
                                                                       -----
          Total capitalization................................       $12,899
                                                                      ======

(1) Does not include: (i) 18,752,187 shares reserved for issuance under option agreements, of which options to purchase 18,752,187 shares were outstanding, and (ii) 259,365,250 shares reserved for issuance upon conversion of the Preferred Stock.

                                 DIVIDEND POLICY

         The Company has paid no cash dividends on its Common Stock since prior to 1995 and does not intend to pay cash dividends on its Common Stock for the foreseeable future. The payment of cash dividends will depend upon, among other things, future earnings, the operating results and financial condition of the Company, its capital requirements, general business considerations and other pertinent factors and is subject to the discretion of the Board of Directors. In addition, the Board is authorized to issue up to 5,000,000 shares of preferred stock of which 1,037,461 shares of Preferred Stock were issued in connection with the Merger. Each share of Preferred Stock is entitled to dividends, pari passu with dividends declared and paid with respect to the Common Stock, equal to 250 times the amount declared and paid with respect to each share of Common Stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the consolidated financial statements, including the notes thereto, contained elsewhere in this Prospectus.

GENERAL


         On July 9, 1997 at a Special Meeting (the "Special Meeting") of stockholders of the Lehigh Group, Inc. ("Lehigh"), the stockholders of Lehigh approved the merger (the "Merger") pursuant to the terms of the Agreement and Plan of Merger dated as of October 29, 1996 (the "Merger Agreement") among Lehigh, First Medical Corporation ("FMC") and Lehigh Management Corp., a wholly-owned subsidiary of Lehigh ("Merger Sub"). On the same day, Merger Sub was merged with and into FMC and each outstanding share of common stock of FMC (the "FMC Common Stock"), was exchanged for (i) 1,127.675 shares of Lehigh's Common Stock, par value $.001 per share ("Lehigh Common Stock"), and (ii)
103.7461 shares of Lehigh's Series A Convertible Preferred Stock, par value $.001 per share (the "Lehigh Preferred Stock"), each of which is convertible into 250 shares of Lehigh Common Stock and has a like number of votes per shares, voting together with the Lehigh Common Stock. As a result of such merger, legally FMC became a wholly-owned subsidiary of the Company. See "Business - Merger with FMC." The financial statements presented reflect First Medical Corporation's acquisition of Lehigh since the acquisition date of July 9, 1997. Although legally The Lehigh Group acquired First Medical Corporation, for accounting purposes First Medical Corporation is considered the accounting acquirer (i.e., the reverse acquisition). Therefore, the operating results of Lehigh are included in the statement of operation since the acquisition date (July 9, 1997) and the September 30, 1997 balance sheet reflects the effect of the acquisition of Lehigh.

RESULTS OF OPERATIONS - FMG

NINE MONTHS ENDED SEPTEMBER 30, 1997
COMPARED WITH NINE MONTHS ENDED
SEPTEMBER 30, 1996

         REVENUE. Total revenue of FMG for the nine months ended September 30, 1997 and 1996 were $52.0 million and $39.5 million, respectively, of which 76% and 85%, respectively, was derived from prepaid contractual agreements with Humana pursuant to which Humana pays FMG a capitated fee ("HMO revenue"). During the nine months ended September 30, 1997, $41.5 million or 80% of FMG's revenue were derived from the physician practice management division , $6.8 million or 13% was derived from the international medical clinics division, and $3.8 million or 7% was derived from the electrical supply division (as a result of the merger in July 1997). During the nine months ended September 30, 1996, revenue derived from the physician practice management division was $34.6 million, or 88% of FMG's revenue and $4.9 million or 12% was derived from the international medical clinics division. The HMO revenue growth was primarily a result of new provider agreements, as of September 1996, to manage a center in New Port Richey, Florida and as of October 1996, to manage additional centers in Lutz, Florida and South Dale Mabry, Florida. Revenue related to these centers represent an increase of $11.8 million and the revenue related to the other centers decreased by $4.9 million, due to a decrease in membership in the South Florida market.



         MEDICAL EXPENSE/COST OF SALES. Medical expenses increased $11.5 million, or 35.6%, to $43.8 million for the nine months ended September 30, 1997 from $32.3 million for the same period in 1996. The entire increase ($11.5 million or 100%) resulted from medical services provided under the New Port Richey, Lutz and South Dale Mabry agreements. Medical expenses as a percentage of HMO and fee for service revenue ("medical loss ratios") were 94.3% and 83.2%, respectively, for the nine months ended September 30, 1997 and 1996. The increase in medical expenses was due to changes in the program benefits provided Humana. FMG has recently implemented controls to monitor expenses in the future. The recently implemented controls to monitor expenses relate to a more diligent review of utilization and the hiring of a Vice President of Finance to monitor expenses. Cost of sales for the electrical supply business was 67.1%

         OPERATING EXPENSES. Operating expenses increased by $1.5 million, or 24%, to $7.5 million, for the nine months ended September 30, 1997 from $6.0 million for the same period in 1996. The increase was primarily due to the electrical supply division for $1.2 million and remaining increase was due to the additional three centers. As a percent of revenue, operating expenses were 14.4% as compared to 15.3% for the same period in 1996.



         NET INCOME. Net loss for the nine months ended September 30, 1997 was $2.3 million compared to net income of $.7 million for the same period in 1996.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO
YEAR ENDED DECEMBER 31, 1995

         Revenue. The total revenues of FMC for the year ended December 31, 1996 and 1995 were $53.0 million and $22.7 million, respectively, of which 85% and 96%, respectively, was derived from prepaid contractual agreements with Humana pursuant to which Humana pays FMC a capitated fee ("HMO revenue"). HMO Revenue is derived primarily from the predetermined prepaid contractual arrangements paid per member per month by Humana to the primary care centers which are owned and operated by the Company. Under the capitated fee arrangements, FMC assumes the risk of providing medical services for each managed care member. To the extent that members require more frequent or extensive care, the revenue to FMC may be insufficient to cover the cost of the care that was provided. During the year ended December 31, 1996, $46.4 million or 88% of FMC's revenues were derived from the physician practice management division and $6.7 million or 12% was derived from the international medical clinics division. As of December 31, 1996 the FMC Healthcare Services division had not obtained any definitive management consulting service agreements. Revenue increased by $30.3 million or 133% to $53.0 million for the year ended December 31, 1996, from $22.7 million for the same period in 1995. The HMO revenue growth was primarily a result of FMC's acquisition during January 1996 of controlling ownership of Broward Managed Care, Inc. (the "Broward acquisition"), which has Humana affiliated provider agreements ("provider agreement") to operate and manage two primary care centers in Broward County, Florida ("Broward"), and new provider agreements, as of September 1996, to manage a center in New Port Richey, Florida ("New Port Richey") and as of October 1996, to manage additional centers in Lutz, Florida and South Dale Mabry, Florida. Revenue related to the Broward, New Port Richey, Lutz, and South Dale Mabry centers represents $20.3 million or 87% of the increase in HMO revenue. As discussed in Note 1 of the audited consolidated financial statements, FMC (through the transaction between MedExec and AMC) has a management services agreement with three clinics in the CIS. During the year ended December 31, 1996, revenues generated by this international division accounted for $6.7 million of the $30.3 million increase discussed above. FMC intends to finance the growth of the clinics in Eastern Europe primarily with the capital contribution from GDS. The $30.3 million increase in FMC's revenue is also net of the decrease resulting from the termination in August 1995 of the provider agreement to manage the center in Brandon, Florida. The Brandon center generated $3.5 million in revenue during the year ended December 31, 1995.

         Medical Expenses. Medical expenses increased $25.1 million, or 136%, to $43.5 million for the year ended December 31, 1996 from $18.4 million for the same period in 1995. The majority of the increase ($21.6 million or 86%) resulted from medical services provided under the Broward, New Port Richey, Lutz and South Dale Mabry provider agreements. Medical expenses related to the AMC clinics accounted for $5.4 million or 22% of the increase. The increase in medical expense is net of the decrease related to the termination of the Brandon provider agreement in 1995. Medical expenses for Brandon were $3.3 million in 1995. Medical expenses as a percentage of HMO and fee for service revenue ("medical loss ratio") were 84% for the years ended December 31, 1996 and 1995.

         Operating Expenses. Operating expenses increased by $3.1 million, or 89%, to $8.7 million, for the year ended December 31, 1996 from $4.6 million for the same period in 1995. The increase was primarily due to new employees to staff the primary care centers in Broward, New Port Richey, Lutz, and South Dale Mabry and $.8 million in expenses incurred by FMC in connection with the development and opening of two international centers. As a percentage of revenue, however, operating expenses decreased to 15% from 20% for the same period in 1995.

         Net Income. Net income for the year ended December 31, 1996 was $.3 compared to a net loss of $(.4) for the year ended December 31, 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO
YEAR ENDED DECEMBER 31, 1994

         Revenue. Revenue increased by $1.4 million, or 7%, to $22.7 million in 1995, from $21.3 million in 1994 due to increased revenue from existing provider agreements offset by the termination during August 1995 of the provider agreement to manage the center in Brandon, Florida.

         Medical Expenses. Medical expenses increased $1.8 million, or 11%, to $18.4 million in 1995 from $16.6 million in 1994 primarily as a result of an increase in medical services rendered. The medical loss ratio was 81% for the year ended December 31, 1995 compared to 78% for the year ended December 31, 1994.

         Operating Expenses. Operating expenses increased $1.2 million, or 35%, to $4.6 million in 1995 from $3.4 million in 1994 due mainly to the additional $1.1 million of expenses incurred by FMC during 1995. These expenses relate primarily to additional compensation to former officers of FMC under employment agreements, development cost incurred relating to the Chicago market, repricing adjustments from Humana related to previous years and legal and professional fees incurred in connection with a proposed merger with another company. Humana from time to time renegotiates certain contracts which results in retroactive adjustments to the financial statements. In 1995, Humana renegotiated certain hospital contracts in the Tampa market retroactive to the beginning of 1994. As a result, hospitals rebilled FMC for previously billed claims in order to recover additional funds from FMC for 1994 and 1995. The ongoing impact, as with any price increase is higher medical costs. The repricing is noted because 1995 in effect included two years of price increases instead of one. As per FAS No. 5, FMC records retroactive adjustments when they are probable and estimable. As a percentage of revenue, operating expenses for the year ended December 31, 1995 increased to 20% from 16% for the year ended December 31, 1994.

         Net Income (Loss). Net loss for 1995 was $(.4) million compared to net income in 1994 of $1.4 million, a decrease of $1.8 million, which is primarily due to the increase in medical services rendered, the write-off of certain accounts receivables and additional compensation to shareholders under employment agreements. The accounts receivable balances which were written-off because they were uncollectible related to certain management services provided by FMC totaling $.47 million. The amount was reversed out of revenues where it was originally recorded during the year rather than written off in operating expenses as a bad debt. The remaining accounts receivable balances were deemed to be collectible.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO
YEAR ENDED DECEMBER 31, 1993

         Revenue. Revenue increased by $10.2 million, or 92%, to $21.3 million in 1994, from $11.1 million in 1993 primarily due to two new full-risk Humana affiliated provider agreements to manage primary care centers in Brandon and Plant City, Florida.

         Medical Expenses. Medical expenses increased $8.2 million, or 98%, to $16.6 million in 1994 from $8.4 million in 1993 primarily as a result of medical services provided under the new Brandon and Plant City provider agreements. The medical loss ratio was 78% for the year ended December 31, 1994 compared to 76% for the year ended December 31, 1993.

         Operating Expenses. Operating expenses increased $1.7 million, or 100%, to $3.4 million in 1994 from $1.7 million in 1993 primarily as a result of new employees to staff the primary care centers in Brandon and Plant City, Florida. As a percentage of revenue, operating expenses for the year ended December 31, 1994 increased to 16% from 15% for the year ended December 31, 1993.

         Other Expenses. Other expenses in 1993 were $.2 million relating primarily to losses incurred on certain equity investments.

         Net Income. Net income increased $.6 million, or 75%, to $1.4 million from $.8 million in 1993 due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES


         At September 30, 1997, FMG had cash of $2.8 million compared to $63,014 at December 31, 1996. As of September 30, 1997, FMG had fully utilized its $2.5 million credit facility. The increase in cash was due to FMG receiving approximately $4,500,000 as a result of the merger. FMC received $4.5 million dollars from Generale De Sante International, Plc ("GDS") as a result of an investment GDS made in FMC. To date $2,000,000 has been used to fund development and operating losses of MedExec, Inc., $500,000 was used to pay professional fees in connection wit the Merger and the remaining $2,000,000 will be used for general working capital requirements.

         FMG had cash of $63,014 at December 31, 1996 compared to $198,763 at December 31, 1995.


         Net cash used in operating activities was ($.568) million for the year ended December 31, 1996.

         Net cash used in investing activities of ($.448) million was primarily the result of ($.119) in capital expenditures, organizational costs of ($.478) million, acquisition of additional ownership in various subsidiaries of ($.151) million, net of $.3 million for the proceeds from the sale of MedExec's investment in HCO Networks.

         Net cash provided by financing activities of $.880 million was the result of $1.350 million in proceeds received from loans payable to Humana, banks, and certain shareholders, respectively, a $.152 million capital contribution to AMCD, and ($.622) million repayment on notes due to shareholders and banks.


         FMG believes that cash from  operations and  borrowings  under existing
credit   facilities  will  be  sufficient  to  satisfy  its  contemplated   cash
requirements for at least the next twelve months.

         To date, FMG's principal uses of cash have been to support its operating activities . FMG has met its cash requirements in recent years
primarily  from  its  operating  activities,   advances  from  Humana  and  bank
borrowings.

         FMG also maintains a secured line of credit with a domestic bank for $0.4 million bearing interest at prime. The $0.4 million drawn under this line of credit at September 30, 1997 has been used by FMG in connection with the satisfaction of development costs relating to FMG's Midwest operations. Amortization of $5,000 per month will commence as to the first $200,000 in November, 1997 and as to the remaining $200,000, in May, 1998.

         FMG believes that funds generated from operations, availability under its credit facilities, and lease financing will be sufficient to finance its current and anticipated operations and planned capital expenditures at least through 1997. FMG's long term capital requirements beyond 1997 will depend on many factors, including, but not limited to, the rate at which FMG expands its business. To the extent that the funds generated from the sources described above are insufficient to fund FMG's activities in the short or long term, FMG would need to raise additional funds through public or private financing. No assurance can be given that additional financing will be available or that, if available, it will be available on terms favorable to FMG.

         As of September 30, 1997, FMG also has a credit facility for $2.5 million bearing interest at 1/2% above prime, of which $500,000 is guaranteed by certain current and former officers of FMG. The expiration date for the

$2.5 million facility is July 31, 1998. FMG also borrowed an additional $537,000 to purchase Lehigh stock in connection with the merger. FMC purchased this block of stock to increase its voting power at the Special Shareholders meeting that was held July 9, 1997, to vote in favor of the Merger. The expiration date for the $537,000 facility is October 1998.

         FMG, is in default in the payment of interest (approximately $744,000 interest was past due as of September 30, 1997) on the $390,000 aggregate principal amount of its 13 1/2% Senior Subordinated Notes due May 15, 1998 ("13 1/2% Notes") and 14 7/8% Subordinated Debentures due October 15, 1995 "14 7/8% Debentures") that remain outstanding and were not surrendered to the Company in connection with its financial restructuring consummated in 1991. The Company has been unable to locate the holders of the 13 1/2% Notes and 14 7/8% Debentures (with the exception of certain of the 14 7/8% Debentures, which were retired during 1996).

                             SUMMARY FINANCIAL DATA

                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

         The summary financial data for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 set forth below has been derived from the audited financial statements of FMG (1992-1996 is FMC). The summary financial data for the nine month period ended September 30, 1997 is unaudited.

                                                                                                                        Nine Month
                                                                  Year Ended December 31,                                 Ended
                                         -------------------------------------------------------------------------    -------------
                                                                                                                        September
                                                                                                                           30,
                                          1992(1)          1993(1)       1994(1)          1995(1)       1996(1)          1997(4)
                                          -------          -------       -------          -------       -------          ----
STATEMENT OF OPERATIONS:
Revenues:
    Capitated revenue                       $5,406          $10,563       $20,253         $21,744         $45,070         39,768
    Fee-for-service                             53               96           200             182           7,075          6,727
    Other                                      398              428           865             746             869          5,514
                                           -------          -------       -------         -------         -------         ------
Total revenue                                5,857           11,087        21,318          22,672          53,014         52,009
Medical expenses/Cost of Sales               4,480            8,405        16,568          18,444          43,526         46,486
                                           -------          -------       -------         -------         -------         ------
 Gross profit                                1,377            2,682         4,750           4,228           9,488          5,523

Operating expenses:

     Salaries and related benefits             561              670         1,651           2,434           3,503          2,540
    Other operating expenses                   573              991         1,771           2,200           5,194          4,965
                                            ------           ------        ------          ------          ------         ------
Total operating expenses                     1,134            1,661         3,422           4,634           8,697          7,504
Income (loss) from operations                  243            1,021         1,328           (406)             791        (1,981)
Other expenses (income)                          4              218          (35)            (42)              55            288
Net income (loss) before taxes                 247              803         1,364           (364)             736        (2,269)
Pro forma adjustments for income
    taxes(2)                                    99              321           545             ----            413              0
                                           -------           ------        ------          -------         ------         ------
Pro forma net income (loss) from
    continuing operations                  $   148           $  482       $   818        ($  364)         $   323       $(2,269)
                                           =======           ======       =======        ========         =======       ========
Pro forma net income (loss) from
    continuing operations per share         $14.80           $48.20        $81.80        $(36.40)         $ 32.30       $(2,269)
Pro forma fully diluted weighted
    average number of FMG shares

    currently outstanding (3)               10,000           10,000        10,000          10,000          10,000        258,126
Cash Dividends as Declared                      12               17           117              38            ----           ----

BALANCE SHEET DATA:

Working Capital                               $ 83            $ 279          $272          $(302)        $(2,047)       $(2,124)
Total Assets                                   840            2,739         4,128           3,045          12,323         29,337
Current Liabilities                            657            1,341         3,157           2,817          10,596         18,564
Stockholder's Equity                           183            1,398           972             227             703        (5,879)
Book Value per share - fully diluted         $  18            $ 140         $  97           $  23          $70.35         $(.02)



(1) The summary financial data for the years ended December 31, 1992, 1993, 1994 and 1995 has been derived from the audited combined financial statements of MedExec, Inc. and subsidiaries; SPI Managed Care, Inc.; and SPI Managed Care of Hillsborough County, Inc. (collectively,
        "MedExec"). The data for 1996 has been derived from the 1996 consolidated financial statements of FMC.

(2) Prior to December 31, 1995, MedExec. Inc., and prior to May, 1994, SPI Managed Care, Inc. were S corporations and not subject to Federal and Florida corporate income taxes. The Statement of Operations data reflects a proforma provision for income taxes as if the Company was subject to Federal and Florida corporate income taxes for all periods. This proforma provision for income taxes is computed using a combined effective Federal and State tax rate of 40%.

(3) The amount of FMC stock issued and outstanding on June 30, 1997 was 10,000; as result of the Merger all such FMC stock ceased to be outstanding. On September 30, 1997 FMG Common Stock issued and outstanding was 751,783 and on a fully converted basis was 9,383,883 shares.

(4) The nine months ended September 30, 1997 reflect FMC's acquisition of Lehigh as of 7/9/97 and include the operating results and balance sheet of Lehigh as of 7/9/97.

(5) On July 9, 1997 at a Special Meeting (the "Special Meeting") of stockholders of the Lehigh Group, Inc. ("Lehigh"), the stockholders of Lehigh approved the merger (the "Merger") pursuant to the terms of the Agreement and Plan of Merger dated as of October 29, 1996 (the "Merger Agreement") among Lehigh, First Medical Corporation ("FMC") and Lehigh Management Corp., a wholly-owned subsidiary of Lehigh ("Merger Sub"). On the same day, Merger Sub was merged with and into FMC and each outstanding share of common stock of FMC (the "FMC Common Stock"), was exchanged for (i) 1,127.675 shares of Lehigh's Common Stock, par value $.001 per share ("Lehigh Common Stock"), and (ii) 103.7461 shares of Lehigh's Series A Convertible Preferred Stock, par value $.001 per share (the "Lehigh Preferred Stock"), each of which is convertible into 250 shares of Lehigh Common Stock and has a like number of votes per share, voting together with the Lehigh Common Stock.

                             SELECTED AND PRO FORMA
                                 FINANCIAL DATA

                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

         The selected financial data for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 set forth below has been derived from the audited financial statements of FMG (1992-1996 is FMC). The selected financial data for the nine month period ended September 30, 1997 is unaudited.

                                                                                                                        Nine Month
                                                              Year Ended December 31,                                     Ended
                                           ----------------------------------------------------------------            -----------
                                                                                                                        September
                                                                                                                           30,
                                              1992(1)      1993(1)       1994(1)       1995(1)     1996(1)                1997(4)
                                              -------      -------       -------       -------     -------                ----
STATEMENT OF OPERATIONS:
Revenues:
    Capitated revenue                           $5,406     $10,563      $20,253      $21,744        $45,070               39,768
    Fee-for-service                                 53          96          200          182          7,075                6,727
    Other                                          398         428          865          746            869                5,514
                                               -------     -------      -------      -------        -------               ------
Total revenue                                    5,857      11,087       21,318       22,672         53,014               52,009
Medical expenses/Cost of Sales                   4,480       8,405       16,568       18,444         43,526               46,486
                                               -------     -------      -------      -------        -------               ------
 Gross profit                                    1,377       2,682        4,750        4,228          9,488                5,523

Operating expenses:

     Salaries and related benefits                 561         670        1,651        2,434          3,503                2,540
    Other operating expenses                       573         991        1,771        2,200          5,194                4,965
                                                ------      ------       ------       ------         ------               ------
Total operating expenses                         1,134       1,661        3,422        4,634          8,697                7,504
Income (loss) from operations                      243       1,021        1,328        (406)            791               (1,981)
Other expenses (income)                              4         218         (35)         (42)             55                  288
Net income (loss) before taxes                     247         803        1,364        (364)            736               (2,269)
Pro forma adjustments for income
    taxes(2)                                        99         321          545        ----             413                    0
                                               -------      ------       ------       -------        ------               ------
Pro forma net income (loss) from
    continuing operations                      $   148      $  482      $   818     ($  364)        $   323             $(2,269)
                                               =======      ======      =======     ========        =======             ========
Pro forma net income (loss) from
    continuing operations per share               $14.80    $48.20       $81.80     $(36.40)        $ 32.30             $(2,269)
Pro forma fully diluted weighted
    average number of FMG shares

    currently outstanding (3)                   10,000      10,000       10,000       10,000         10,000              258,126
Cash Dividends as Declared                          12          17          117           38           ----                 ----

BALANCE SHEET DATA:

Working Capital                                   $ 83       $ 279         $272        $(302)       $(2,047)             $(2,124)
Total Assets                                       840       2,739        4,128        3,045         12,323               29,337
Current Liabilities                                657       1,341        3,157        2,817         10,596               18,564
Stockholder's Equity                               183       1,398          972          227            703               (5,879)
Book Value per share - fully diluted             $  18       $ 140        $  97        $  23         $70.35                $(.02)

------------------
(1) The selected financial data for the years ended December 31, 1992, 1993, 1994 and 1995 has been derived from the audited combined financial statements of MedExec, Inc. and subsidiaries; SPI Managed Care, Inc.; and SPI Managed Care of Hillsborough County, Inc. (collectively,
        "MedExec"). The data for 1996 has been derived from the 1996 consolidated financial statements of FMC.

(2) Prior to December 31, 1995, MedExec. Inc., and prior to May, 1994, SPI Managed Care, Inc. were S corporations and not subject to Federal and Florida corporate income taxes. The Statement of Operations data reflects a proforma provision for income taxes as if the Company was subject to Federal and Florida corporate income taxes for all periods. This proforma provision for income taxes is computed using a combined effective Federal and State tax rate of 40%.

(3) The amount of FMC stock issued and outstanding on June 30, 1997 was 10,000; as result of the Merger all such FMC stock ceased to be outstanding. On September 30, 1997 FMG Common Stock issued and outstanding was 751,783 and on a fully converted basis was 9,383,883 shares.

(4) The nine months ended September 30, 1997 reflect FMC's acquisition of Lehigh as of 7/9/97 and include the operating results and balance sheet of Lehigh as of 7/9/97.

(5) On July 9, 1997 at a Special Meeting (the "Special Meeting") of stockholders of the Lehigh Group, Inc. ("Lehigh"), the stockholders of Lehigh approved the merger (the "Merger") pursuant to the terms of the Agreement and Plan of Merger dated as of October 29, 1996 (the "Merger Agreement") among Lehigh, First Medical Corporation ("FMC") and Lehigh Management Corp., a wholly-owned subsidiary of Lehigh ("Merger Sub"). On the same day, Merger Sub was merged with and into FMC and each outstanding share of common stock of FMC (the "FMC Common Stock"), was exchanged for (i) 1,127.675 shares of Lehigh's Common Stock, par value $.001 per share ("Lehigh Common Stock"), and (ii) 103.7461 shares of Lehigh's Series A Convertible Preferred Stock, par value $.001 per share (the "Lehigh Preferred Stock"), each of which is convertible into 250 shares of Lehigh Common Stock and has a like number of votes per share, voting together with the Lehigh Common Stock.

                             SUMMARY FINANCIAL DATA

                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

         Set forth below are summary historical financial data and pro forma financial data for the years ended 1992, 1993, 1994, 1995 and 1996, and the six months ended June 30, 1997. The summary financial data for the years ended 1992, 1993, 1994, 1995 and 1996 set forth below has been derived from the audited financial statements of the Company. The summary financial data for the six month period ended June 30, 1997 is unaudited. The pro forma financial data has been presented to include FMC as if the Merger had occurred at the beginning of such period.

                   THE LEHIGH GROUP INC. AND SUBSIDIARIES (A)

STATEMENT OF OPERATIONS DATA

                                                                                                                      Six
                                                                                                                      month
                                                                Years Ended December 31,                              ended
                                      ------------------------------------------------------------------------     -----------
                                                                                                                      June 30,
                                            1992           1993           1994           1995            1996           1997
                                            ----           ----           ----           ----            ----          -----
Revenues earned                            $ 10,729     $ 12,890       $ 12,247       $ 12,105        $ 10,446       $ 5,765
Loss from continuing operations            $ (2,048)    $   (250)      $   (410)      $   (558)       $   (920)      $  (215)
Loss per common share from
      continuing operations                $  (0.19)    $  (0.03)      $  (0.04)      $  (0.05)       $  (0.09)      $ (.02)
Cash dividends declared per                    ----         ----           ----           ----            ----         ----
      common share

BALANCE SHEET DATA

                                                                                                                      Quarter
                                                  Years Ended December 31,                                             Ended
                                      -------------------------------------------------------------------------      ---------
                                                                                                                      June 30,
                                        1992              1993           1994           1995            1996           1997
                                        ----              ----           ----           ----            ----           ----
Working capital                       $(28,700)         $ 2,800        $  3,233       $  2,437        $  2,560       $  3,346
Total assets                          $ 13,753          $ 7,050        $  7,441       $  6,622        $  5,625       $  7,177
Long-term debt                        $ 12,787          $ 2,524        $  2,361       $  2,080        $  2,725       $  3,429
      Total debt (B)                  $ 45,882          $ 3,615        $  3,240       $  2,950        $  3,115       $  3,819
Shareholders' equity (deficit)        $(45,041)         $(5,099)       $    510       $    202        $    (86)      $     (2)
Book Value per share                  $  (6.15)         $ (6.92)       $   0.05       $    .02        $   (.01)      $   (.00)


(A) Historical data does not include FMC and FMC's subsidiaries.
(B) Includes long term debt, current maturities of long term debt and Note payable - bank.

                                                            LEHIGH                     FMC
                                                                                                         EQUIVALENT
                                                         PROFORMA PER                                   PROFORMA PER
                                       HISTORICAL       SHARE DATA(1)              HISTORICAL          SHARE DATA (2)
BOOK VALUE PER SHARE:
December 31, 1996                       $  (0.01)        $   (0.004)               $   70.35             $    0.003
December 31, 1995                       $  (0.02)        $    0.009                $   23.00             $    0.001
CASH DIVIDENDS PER COMMON
SHARE:
Year Ended December 31, 1996            $   ----        $      ----                $    ----             $    ----
Year Ended December 31, 1995            $   ----        $      ----                $    3.80             $    0.000
Year Ended December 31, 1994            $   ----        $      ----                $   11.70             $    0.001
 INCOME (LOSS) PER COMMON
SHARE FROM CONTINUING
OPERATIONS:
Year Ended December 31, 1996            $  (0.09)       $   (0.041)                $   32.30             $    0.001
 Year Ended December 31, 1995           $  (0.05)       $   (0.025)                $  (36.40)            $   (0.002)
Year Ended December 31, 1994            $  (0.04)       $   (0.018)                $   81.80             $    0.003

(1)    Proforma data based upon issuance of additional 375,875 shares.
(2) Proforma equivalent data based upon 7,900,000 weighted average number of shares outstanding.

                             SELECTED AND PRO FORMA
                                 FINANCIAL DATA
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

         Set forth below are selected historical financial data and pro forma financial data for the years ended 1992, 1993, 1994, 1995 and 1996, and the six months ended March 31 and June 30, 1997. The selected financial data for the years ended 1992, 1993, 1994, 1995 and 1996 set forth below has been derived from the audited financial statements of the Company. The selected financial data for the six month period ended June 30, 1997 is unaudited. The pro forma financial data has been presented to include FMC as if the Merger had occurred at the beginning of such period.

                   THE LEHIGH GROUP INC. AND SUBSIDIARIES (A)

STATEMENT OF OPERATIONS DATA

                                                                                                                      Six
                                                                                                                      Month
                                                                Years Ended December 31,                              Ended
                                  ---------------------------------------------------------------------------        -----------
                                                                                                                      June 30
                                    1992            1993               1994             1995          1996              1997
                                    ----            ----               ----             ----          ----            --------
Revenues earned                    $ 10,729       $ 12,890           $ 12,247         $ 12,105      $ 10,446          $ 5,765
Loss from continuing operations    $ (2,048)      $   (250)          $   (410)        $   (558)     $   (920)         $  (215)
Loss per common share from
      continuing operations        $  (0.19)      $  (0.03)          $  (0.04)        $  (0.05)     $  (0.09)         $  (.02)
Cash dividends declared per            ----           ----               ----             ----          ----             ----
      common share

BALANCE SHEET DATA

                                                               Yded December 31,                                      Quarter
                                  ------------------------------------------------------------------------              Ended
                                                                                                                       June 30,
                                    1992            1993              1994              1995          1996              1997
                                    ----            ----              ----              ----          ----             --------
Working capital                   $(28,700)       $ 2,800           $  3,233         $  2,437      $  2,560            $  3,346
Total assets                      $ 13,753        $ 7,050           $  7,441         $  6,622      $  5,625            $  7,177
 Long-term debt                   $ 12,787        $ 2,524           $  2,361         $  2,080      $  2,725            $  3,429
       Total debt (B)             $ 45,882        $ 3,615           $  3,240         $  2,950      $  3,115            $  3,819
Shareholders' equity (deficit)    $(45,041)       $(5,099)          $    510         $    202      $    (86)           $     (2)
Book Value per share              $  (6.15)       $ (6.92)          $   0.05         $    .02      $   (.01)           $   (.00)

-------------------------------------

(A)   Historical data does not include FMC and FMC's subsidiaries.
(B) Includes long term debt, current maturities of long term debt and Note payable - bank.

                                                               LEHIGH                  FMC
                                                                                                           EQUIVALENT
                                                            PROFORMA PER                                  PROFORMA PER
                                    HISTORICAL             SHARE DATA(1)           HISTORICAL            SHARE DATA (2)
BOOK VALUE PER SHARE:
December 31, 1996                    $  (0.01)              $   (0.004)           $   70.35               $    0.003
December 31, 1995                    $  (0.02)              $    0.009            $   23.00               $    0.001
CASH DIVIDENDS PER COMMON
SHARE:
Year Ended December 31, 1996          $   ---               $     ----            $    ----               $     ----
Year Ended December 31, 1995          $   ---               $     ----            $    3.80               $    0.000
Year Ended December 31, 1994          $   ---               $     ----            $   11.70               $    0.001
 INCOME (LOSS) PER COMMON
SHARE FROM CONTINUING
OPERATIONS:
Year Ended December 31, 1996         $  (0.09)              $   (0.041)           $   32.30               $    0.001
Year Ended December 31, 1995         $  (0.05)              $   (0.025)           $  (36.40)              $   (0.002)
Year Ended December 31, 1994         $  (0.04)              $   (0.018)           $   81.80               $    0.003

(1)   Proforma data based upon issuance of additional 375,875 shares.
(2) Proforma equivalent data based upon 7,900,000 weighted average number of shares outstanding.

RESULTS OF OPERATIONS - LEHIGH

GENERAL

         On July 9, 1997 at a Special Meeting (the "Special Meeting") of stockholders of the Lehigh Group, Inc. ("Lehigh"), the stockholders of Lehigh approved the merger (the "Merger") pursuant to the terms of the Agreement and Plan of Merger dated as of October 29, 1996 (the "Merger Agreement") among Lehigh, First Medical Corporation ("FMC") and Lehigh Management Corp., a wholly-owned subsidiary of Lehigh ("Merger Sub"). On the same day, Merger Sub was merged with and into FMC and each outstanding share of common stock of FMC (the "FMC Common Stock"), was exchanged for (i) 1,127.675 shares of Lehigh's Common Stock, par value $.001 per share ("Lehigh Common Stock"), and (ii)
103.7461 shares of Lehigh's Series A Convertible Preferred Stock, par value $.001 per share (the "Lehigh Preferred Stock"), each of which is convertible into 250 shares of Lehigh

Common Stock and has a like number of votes per shares, voting together with the Lehigh Common Stock.

FIRST HALF OF 1997 IN COMPARISON
WITH FIRST HALF OF 1996

         Revenues earned for the first half of 1997 were approximately $5.8 million a decrease of approximately $200,000 or 3.72% compared to the first half of 1996. This decrease in revenues was due largely to the closing of the Miami export operation.

         Gross profit as a percentage of sales increased from 29.9% in the first half of 1996 to 34.5% in the first half of 1997. This increase is primarily due to the closing of the Miami export operation, whose profit margins were much lower than Hallmark's New York operation.

         Selling general and administrative expenses for the first half of 1997 were approximately $1,966,000 as compared to approximately $1,969,000 in the first half of 1996, a decrease of $3,000 or .15% in the first half of 1997 as compared to the first half of 1996. This decrease was due in part to the closing of the Miami export operation and the reduction of legal fees.

         The factors discussed above resulted in an operating income of $23,000 for the first half of 1997, as compared to an operating loss of $182,000 for the first half of 1996. There was no provision for income taxes in both 1997 and 1996 due to the Company's operating losses.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO
YEAR ENDED DECEMBER 31, 1995

         Revenues earned for 1996 were $10.4 million, a decrease of $1.7 million or 14% compared with 1995. Most of the decrease in sales occurred in the HallMark export operation due in part to the departure of certain clients of HallMark that resulted when certain clients of HallMark decided to purchase supplies directly from the manufacturers instead of through HallMark and also the departure of a member of HallMark's sales force in the export sector and the departure of certain clients that have been obtained by such person. In June, 1996, the person in charge of HallMark's export operation in Miami and another employee were terminated. On October 31, 1996, HallMark sold its export operation in Miami. Management does not believe the closure of the Miami export operation will have a material adverse effect on Lehigh. HallMark may continue its export operation from its home office in New York.

         Gross profit as a percentage of revenues increased from 29% in 1995 to 32% in 1996. The increase was attributable to higher profit margins in the domestic operations. Selling, general and administrative expenses for 1996 decreased by approximately $121,000, or 3%, compared with 1995. The decrease was primarily a result of the closing of HallMark's export operation in Miami.

         The net result of the factors discussed above resulted in an operating loss of $562,000 in 1996 compared to $517,000 in 1995.

         Interest expense increased by $38,000 to $471,000 in 1996 from $433,000 in 1995. The increase in interest expense was due primarily to an increase in outstanding borrowings during 1996.

         There was no federal income tax for 1996, due to Lehigh's operating loss.

         On December 31, 1991, Lehigh sold its right, title and interest in the stock of various subsidiaries which made its discontinued interior construction and energy recovery business segments subject to existing security interests. The excess of liabilities over assets of subsidiaries sold amounted to approximately $9.6 million. Since 1991, Lehigh has reduced this deferred credit (the reduction is shown as income from discontinued operations) due to the successful resolution of the majority of the liabilities for amounts significantly less than was originally recorded. The deferred credits were reduced as follows: 1996 - $250,000, 1995 - $250,000, 1994 - $5,000,000, 1993 -
$1,760,000, 1992 - $2,376,000.

         During 1996, Lehigh retired $110,000 of the 14-78% debentures plus accrued and unpaid interest of $181,000 for approximately $9,000. The gain on extinguishment of debt of approximately $282,000 is included in extraordinary item of $382,000.

YEAR ENDED DECEMBER 31, 1995
COMPARED TO YEAR ENDED DECEMBER 31, 1994

         Revenues earned for 1995 were $12.1 million, a decrease of $.1 million or 1% compared with 1994. A slight increase in Lehigh's domestic sales was more than offset by a decrease in export sales. As to the export business, Lehigh has been unable to fully replace those sales lost due to the departure of one of its key sales people approximately three years ago. Gross profit as a percentage of revenues decreased from 30% in 1994 to 29% in 1995. The slight decrease was again attributable to weakened margins in export. Selling, general and administrative expenses for 1995 decreased by approximately $200,000, or 5%, compared with 1994. The reduction was primarily a result of decreased sales and certain cost cutting initiatives instituted by Lehigh during 1995.

         The net result of the factors discussed above resulted in no change in operating loss in 1995 compared to 1994.

         Interest expense increased by $35,000 to $433,000 in 1995 from $398,000 in 1994. A decrease in interest expense due to the continued reductions of long term debt was more than offset by an increase in interest rates.

         There was no federal income tax for 1995, due to Lehigh's operating loss.

YEAR ENDED DECEMBER 31, 1994
COMPARED TO YEAR ENDED DECEMBER 31, 1993

         Revenues earned for 1994 were $12.2 million, a decrease of $.6 million or 5.0% compared with 1993. The decrease in revenues was due largely to a departure of a member of the sales force in HallMark's export operations and the departure of certain clients of HallMark that had been obtained by such person. Gross profit as a percentage of revenues increased from 29.0% in 1993 to 30.0% in 1994 due to increased profit margins in HallMark's domestic operation. Selling, general and administrative expenses for 1994 represented a decrease of approximately $34,000, or 8%, compared with 1993.

         The factors discussed above resulted in an increase of $104,000 in the operating loss, from $413,000 in 1993 to an operating loss of $517,000 in 1994.

         Interest expense decreased by $26,000 to $398,000 in 1994 from $424,000 in 1993. This decrease was primarily a result of the continued reduction of long-term debt.

         There was no federal income tax expense for 1994, due to Lehigh's operating loss.

LIQUIDITY AND CAPITAL RESOURCES - LEHIGH

         At June 30, 1997 Lehigh had working capital of $3.3 million (including cash of $463,000) compared to working capital of $2.6 million (including cash of $471,000) at December 31, 1996, and working capital of $2.4 million at December 31, 1995. Lehigh's principal capital requirements have been to fund working capital needs, capital expenditures and the payment of long term debt. Lehigh has recently relied primarily on internally generated funds, private placement proceeds and loans to finance its operation.

         Net cash used in operating activities was $224,000, $267,000, and $160,000 in 1996, 1995 and 1994, respectively. The change from 1994 and 1995 was primarily due to the net loss after the addback of the deferred credit income only being partially offset by a decrease in receivables and an increase in accrued expenses. The change from 1995 to 1996 was primarily due to the net loss after the addback of the deferred credit income and the gain on extinguishment of debt being partially offset by a decrease in accounts receivable and inventory and an increase in accrued expenses.

         Net cash used in investing activities was $18,000, $21,000, and $39,000 in 1996, 1995 and 1994, respectively. Due to the amount of cash used in operating activities, Lehigh has expended very little with respect to property and equipment.

         Net cash provided by (used in) financing activities was $336,000, $(290,000), and $656,000 in 1996, 1995 and 1994, respectively. The change from
1994 to 1995 was primarily due to the fact that in 1995 Lehigh did not receive any outside funds whereas in 1994 it did. Lehigh was unable to borrow from its bank under a previous credit agreement. The change from 1995 to 1996 was primarily due to the loan from First Medical Corporation and a decrease in the amount of capital lease payments and decrease in loan payments to Banca Nazionale del Lavoro, SPA.

         On August 22, 1994, pursuant to a private placement, Lehigh sold 2,575,000 shares of Common Stock at an aggregate purchase price of $1,030,000 ($.40 per share). On November 18, 1994, Lehigh sold an additional 106,250 shares of Common Stock at an aggregate price of $42,500 ($.40 per share) pursuant to such private placement.

         On June 11, 1996, Lehigh and DHB executed a letter of intent providing for the merger of DHB with a subsidiary of Lehigh (which resulted in the execution of a definitive merger agreement on July 8, 1996). Concurrent with the execution of the letter of intent, DHB made a loan to Lehigh in the amount of $300,000 pursuant to the terms of a Debenture. The Debenture includes interest at the rate of two percent per annum over the prime lending rate of Chase Manhattan Bank, N.A., payable monthly, commencing on the 1st day of each subsequent month next ensuing through and including June 1, 1998 when the entire principal balance plus all accrued interest is due and payable. The proceeds of the loan from DHB were used to satisfy the loan which Lehigh previously obtained from Macrocom Investors, LLC on March 28, 1996.

         On October 29, 1996 in connection with the execution of a definitive merger agreement between Lehigh and FMC, Lehigh issued a convertible debenture in the amount of $300,000 plus interest at two percent per annum over the prime lending rate of Chase Manhattan Bank, N.A. payable on the 1st day of each subsequent month next ensuing through and including 24 months thereafter. On the 24th month, the outstanding principal balance and all accrued interest shall become due and payable.

         The proceeds of the loan from FMC were used to satisfy the loan Lehigh previously obtained from DHB on June 11, 1996. On February 7, 1997, First Medical Corporation elected to convert the debenture into 937,500 shares of Lehigh's common stock.

         Lehigh continues to be in default in the payment of interest (approximately $628,000 interest was past due as of December 31, 1996) on the $390,000 aggregate principal amount of its 13-1/2% Senior Subordinated Notes due May 15, 1998 ("13-1/2% Notes") and 14-7/8% Subordinated Debentures due October 15, 1995 ("14-7/8% Debentures") that remain outstanding and were not surrendered to Lehigh in connection with its financial restructuring consummated in 1991. Lehigh has been unable to locate the holders of the 13-1/2% Notes and 14-7/8% Debentures (with the exception of certain of the 14-7/8 Subordinated Debentures which were retired during 1996).

Lehigh does not presently have sufficient funds to repay its outstanding indebtedness under the 13-1/2% Notes and 14-7/8% Debentures. Lehigh has written to the trustee who holds the Notes and Debentures in street name in an effort to ascertain who the owners of these instruments are.

         During 1996, Lehigh retired $110,000 of the 14-78% debentures plus accrued and unpaid interest of $181,000 for approximately $9,000. The gain on extinguishment of debt of approximately $282,000 is included in extraordinary item of $382,000.

         On November 6, 1996, HallMark paid off its loan with Banca Nazionale del Lavoro, SPA and entered into a three year revolving loan with The CIT Group/Credit Finance, Inc., with maximum borrowings of $5,000,000 subject to a borrowing base formula.

         FMC has agreed to lend Lehigh up to an additional $150,000 in order for Lehigh to meet its current working capital requirements.

         The State of Maine and Bureau of Labor Standards commenced an action in Maine Superior Court on or about November 29, 1990 against Lehigh and Dori Shoe Company (an indirect former subsidiary) to recover severance pay under Maine's plant closing law. The case was tried without a jury in December 1994. Under that law, an "employer" who shuts down a large factory is liable to the employees for severance pay at the rate of one week's pay for each year of employment. Although the law did not apply to Lehigh when the Dori Shoe plant was closed it was amended so as to arguably apply to Lehigh retroactively. In a prior case brought against Lehigh (then known as Lehigh Valley Industries) and its former subsidiary under the Maine severance pay statute prior to its amendment, Lehigh was successful against the State of Maine (see Curtis v. Loree Footwear and Lehigh Valley Industries, 516 A. 2d 558 (Me. 1986).

         The Superior Court by decision docketed April 10, 1995 entered judgement in favor of the former employees of Dori Shoe Company against Dori Shoe and Lehigh in the amount of $260,969.11 plus prejudgment interest and reasonable attorneys' fees and costs to the Plaintiff upon their application pursuant to Maine Rules of Civil Procedure 54(b) (3) (d). The Company filed a timely appeal appealing that decision and the matter was argued before the Maine Supreme Judicial Court on December 7, 1995. Prejudgment interest will accrue at an annual rate of approximately $20,800 from November 29, 1990.

         On February 18, 1997, the Supreme Judicial Court of Maine affirmed the Superior Court's decision. In July 1997, the Company agreed to pay the State of Maine $215,000 to satisfy the judgment. On or about September 30, 1997 the Company made its payment.

         The Company is involved in other minor litigation, none of which is considered by management to be material to its business or, if adversely determined, would have a material adverse effect on the Company's financial condition.

GENERAL

         On July 9, 1997 at a Special Meeting (the "Special Meeting") of stockholders of the Lehigh Group, Inc. ("Lehigh"), the stockholders of Lehigh approved the merger (the "Merger") pursuant to the terms of the Agreement and Plan of Merger dated as of October 29, 1996 (the "Merger Agreement") among Lehigh, First Medical Corporation ("FMC") and Lehigh Management Corp., a wholly-owned subsidiary of Lehigh ("Merger Sub"). On the same day, Merger Sub was merged with and into FMC and each outstanding share of common stock of FMC (the "FMC Common Stock"), was exchanged for (i) 1,127.675 shares of Lehigh's Common Stock, par value $.001 per share ("Lehigh Common Stock"), and (ii)
103.7461 shares of Lehigh's Series A Convertible Preferred Stock, par value $.001 per share (the "Lehigh Preferred Stock"), each of which is convertible into 250 shares of Lehigh Common Stock and has a like number of votes per shares, voting together with the Lehigh Common Stock.

                                    BUSINESS

MERGER WITH FMC

         On July 9, 1997 at a Special Meeting (the "July Meeting") of stockholders of the Company, the stockholders of the Company approved the Merger pursuant to the terms of the Agreement and Plan of Merger dated as of October 29, 1996, as amended (the "Merger Agreement") among the Company, First Medical Corporation ("FMC") and Lehigh Management Corp., a wholly-owned subsidiary of the Company ("Merger Sub"). On the same day, Merger Sub was merged with and into FMC and each outstanding share of common stock of FMC (the "FMC Common Stock"), was exchanged for (i) 1,127.675 shares of the Company's Common Stock, par value $.001 per share ("Common Stock"), and (ii) 103.7461 shares of the Company's Series A Convertible Preferred Stock, par value $.001 per share (the "Preferred Stock"), each of which, as a result of the Reverse Split, is convertible into 250 shares of Common Stock and has a like number of votes per share, voting together with the Common Stock. Prior to the Merger, FMC held approximately 25.4% of the outstanding shares of Common Stock which were acquired through two series of transactions.

         There were outstanding 10,000 shares of FMC Common Stock immediately prior to the Merger. These shares were exchanged for a total of (i) 11,276,750 shares of Common Stock which, as a result of the Reverse Split, is now 375,875 shares of Common Stock, and (ii) 1,037,461 shares of Preferred Stock. As a result of the Merger, holders of Common Stock immediately prior the Merger and former FMC stockholders each owned 50% of the issued and outstanding shares of Common Stock immediately following the Merger. In the event that all of the shares of Preferred Stock issued to the former FMC stockholders are converted into Common Stock, holders of Common Stock immediately prior to the Merger and former FMC stockholders would own approximately 4% and 96%, respectively, of the outstanding Common Stock.

         In addition, under the terms of the Merger Agreement, concurrently with the implementation of the Reverse Split, the Company will be renamed "First Medical Group, Inc.," and following the Merger, Dennis Sokol, the Chairman of the Board and Chief Executive Officer of FMC, became the Chairman and Chief Executive Officer of the Company, Salvatore Zizza, the Chairman of the Board, President and Chief Executive Officer of the Company, became Executive Vice President and Treasurer and Mr. Bruno continued as Vice President and Secretary. Mr. Bruno, Richard Bready, Charles Gargano, Anthony Amhurst and Salvatore Salibello, five of the six members of the Board of Directors were not nominated for re-election, and at the Special Meeting Mr. Sokol, Melvin Levinson, Elliot Cole and Paul Murphy, four members of FMC's board of directors, were elected to replace them. On August 11, 1997, Richard Berman was elected to the Board of Directors.

LEHIGH

         GENERAL

         Lehigh (formerly The LVI Group Inc.) through its wholly owned subsidiary, HallMark Electrical Supplies Corp., is engaged in the distribution of electrical supplies for the construction industry both domestically (primarily in the New York Metropolitan area) and for export.

         Prior to 1994, Lehigh, through its wholly owned subsidiaries, had been engaged in the following other businesses: (i) through certain of its operating subsidiaries ("NICO Construction"), interior construction; (ii) through its wholly owned subsidiary, LVI Environmental Services Group Inc. ("LVI Environmental"), and subsidiaries thereof, asbestos abatement; (iii) through
Riverside Mfg., Inc. ("Riverside"), the design, production and sale of electrical products; (iv) through Mobile Pulley and Machine Works, Inc. ("Mobile Pulley"), the manufacture and sale of dredging equipment and precision machined castings; and (v) through LVI Energy Recovery Corporation ("LVI Energy"), energy recovery and power generation and landfill closure services. All of such other businesses were transferred or sold prior to 1994.

         Riverside and Mobile Pulley were transferred to a liquidating trust in connection with Lehigh's financial restructuring of its outstanding debt and preferred stock on March 15, 1991 (the "1991 Restructuring"). During the third quarter of 1991, Lehigh discontinued its interior construction business operated through its NICO Construction subsidiaries due to the general economic slowdown, particularly as it related to the real estate market. In the third quarter of 1990, Lehigh discontinued its LVI Energy business which was prompted by technical problems at the LVI Energy power plant facility. Both the NICO Construction and LVI Energy subsidiaries were sold on December 31, 1991.

         The following is a detailed supplemental description of the 1993 restructuring as it appeared in note number 1 to Lehigh's Annual Report on Form 10-K for the year ended December 31, 1993:

         FINANCIAL CONDITION AND RESTRUCTURING - Lehigh incurred substantial losses from operations in 1988, 1989 and 1990 attributable in significant part to the performance of its NICO Construction and LVI Environmental businesses. The interior construction segment experienced significant revenue decreases in each of these years and incurred losses in both 1989 and 1990. The asbestos abatement segment incurred substantial losses in 1988 and 1989 and experienced a revenue decrease in 1990. Lehigh also incurred a substantial loss attributable to its LVI Energy business in 1990. For the three year period ended December 31, 1990, Lehigh incurred a cumulative net loss of $76.7 million. As a consequence, Lehigh had a consolidated shareholders' deficit at December 31, 1990 of $30.8 million.

         At December 31, 1990, Lehigh had outstanding long-term debt (including the current portion thereof), on a consolidated basis, of approximately $97.8 million (excluding revolving credit facilities of certain subsidiaries and trade notes payable to subcontractors). This long-term debt had an annual debt service requirement of $12.2 million, all but $2.5 million of which was payable in cash. Lehigh had also not paid the eight quarterly dividends on its outstanding preferred stock due from March 15, 1989 through December 15, 1990, aggregating $2.5 million ($4.12 per share).

         For the foregoing reasons, Lehigh consummated the 1991 Restructuring on March 15, 1991. The consummation of the 1991 Restructuring followed extensive negotiations and discussion among Lehigh, and representatives of various of its creditors and preferred stockholders which began in August 1990.

         Pursuant to the 1991 Restructuring, among other things,

         (a) The holders of $33.84 million principal amount of Lehigh's 13-1/2% Senior Subordinated Notes due May 15, 1998 ("13-1/2 Notes") exchanged such securities, together with accrued but unpaid interest thereon, for $8,642,736 principal amount of new 8% Class B Senior Secured Redeemable Notes due March 15, 1999 issued by NICO Construction ("Class B Notes") and 212,650,560 shares of Common Stock;

         (b) The holders of $8.76 million principal amount of Lehigh's 14-7/8% Subordinated Debentures due October 15, 1995 ("14-7/8% Debentures") exchanged such securities, together with the accrued but unpaid interest thereon, for $2,156,624 principal amount of Class B Notes and 53,646,240 shares of Common Stock,

         (c) each of the 444,068 shares of Lehigh's $2.0625 Cumulative Convertible Exchangeable Preferred Stock, no par value (the "Cumulative Preferred Stock"), outstanding on March 15, 1991, together with the accumulated but unpaid dividends thereon, was converted into 34 shares of Common Stock (an aggregate of 15,098,312 common shares),

         (d) NICO Construction transferred to the Trust all of the stock of Mobile Pulley and Riverside together with approximately $4 million face amount of certain debt securities,

         (e) a group of related insurance companies, consisting of Executive Life Insurance Company, Executive Life Insurance Company of New York and First Stratford Life Insurance Company (collectively, "First Executive"), exchanged $53.596 million principal amount of NICO Construction's senior secured notes for
(i) $8 million principal amount of new 9.5% Class A Senior Secured Redeemable Notes due March 15, 1997 issued by NICO Construction ("Class A Notes"), (ii) $6 million principal amount of Class B Notes, (iii) 78,746,690 shares of Common Stock, and (iv) beneficial ownership of the Trust, and

         (f) prior to the consummation of the 1991 Restructuring, certain amendments to the indentures, pursuant to which the 13-1/2% Notes and the 14-7/8% Debentures were issued, were adopted to eliminate substantially all of the restrictive covenants set forth therein.

         In sum, pursuant to the 1991 Restructuring, a total of 360,141,802 shares of Common Stock, $16,799,360 principal amount of Class B Notes and $8 million principal amount of Class A Notes were issued. The total shares of Common Stock issued pursuant to the 1991 Restructuring was reduced to 10,289,765 in December, 1991, as a result of a 35 for 1 reverse split approved by Lehigh's stockholders. Upon consummation of the 1991 Restructuring, the former holders of the 13-1/2% Notes, 14-7/8% Debentures and First Executive owned approximately 90% of the outstanding shares of Common Stock (exclusive of any Common Stock owned by them prior thereto), the former holders of Cumulative Preferred Stock owned approximately 4% of the outstanding shares of Common Stock (exclusive of any Common Stock owned by them prior thereto) and the holders of Common Stock immediately prior to the 1991 Restructuring owned approximately 6% of the outstanding shares of Common Stock.

         As intended, the 1991 Restructuring substantially reduced Lehigh's debt service obligations. However, adverse market conditions in the interior construction industry continued to negatively impact the sales volume of NICO Construction. Significant overhead reductions were made to reduce costs to a level commensurate with reduced sales volume. Notwithstanding these efforts, the effect of the general economic slowdown, particularly as it related to the real estate market, prompted management to discontinue Lehigh's interior construction business during the third quarter of 1991.

         In September, 1991, Lehigh sold its registered service mark "NICO" for use in the interior construction management and consulting business in the United States. In December, 1991, Lehigh sold all ownership in its NICO Construction and LVI Energy businesses.

         Lehigh was in default of certain covenants to the holders of Class A Notes and Class B Notes (the "Notes") at December 31, 1992 and 1991 and, as a consequence, the Notes were classified as current in the 1992 and 1991 Financial Statements.

         Lehigh consummated a restructuring on May 5, 1993 (the "1993 Restructuring"). Pursuant to the 1993 Restructuring, Lehigh, through NICO Inc., a wholly owned subsidiary ("NICO"), sold LVI Environmental to LVI Holding Corporation ("LVI Holding"), a newly formed company organized by the management of LVI Environmental, which had a minority interest in LVI Holding. The owners of LVI Holding were certain holders of the Class A Notes and the Class B Notes and members of the management of LVI Environmental. As a result of the 1993 Restructuring, 100% of the Class A Notes and over 97% of the Class B Notes (together, the "Notes") were surrendered to Lehigh, together with 3,000,000 shares of its Common Stock (27% of all Common Stock then outstanding), and, in exchange therefor, participating holders of the Notes acquired, through LVI Holding, all of the stock of LVI Environmental. Lehigh's consolidated indebtedness was thereby reduced from approximately $45.9 million to approximately $3.6 million (excluding approximately $431,217 of indebtedness under Class B Notes that LVI Holding agreed to pay in connection with the 1993 Restructuring, but for which Lehigh remains liable). LVI Holding paid $1.5 million to Lehigh during 1993 and 1994 in connection with the 1993 Restructuring to fund operating expenses and working capital requirements.

         Beginning in 1994, Lehigh investigated the feasibility of acquiring or investing in one or more other businesses that management of Lehigh believed might have a potential for growth and profit. On July 9, 1997, Lehigh acquired FMC pursuant to the Merger.

         ELECTRICAL SUPPLIES

         HallMark was acquired by Lehigh in December 1988. HallMark's sales include electrical conduit, armored cable, switches, outlets, fittings, panels and wire which are purchased by HallMark from electrical equipment manufacturers in the United States. Approximately 90% of HallMark's sales are domestic and 10% are export. All of Lehigh's revenues are attributed to HallMark.

         Domestic sales are made by HallMark employees. Nine customers accounted for approximately 61%, 72% and 44% (including one customer which accounted for approximately 25%, 18% and 12%) of HallMark's total domestic sales in 1996, 1995 and 1994, respectively. The loss of any of these customers could have a material adverse effect on its business. Export sales are made by sales agents retained by HallMark. Distribution is made in approximately 2 countries. From November 1, 1992 until October 31, 1996, HallMark's export business was conducted primarily from Miami, Florida. HallMark now conducts its export operation from New York City.

         HallMark customers whose sales exceed 10% of Lehigh's consolidated revenues (prior to the Merger) are: Adco Electric, Arc Electric or and Forest Electric. These customers account for an aggregate of approximately 38% of Lehigh's consolidated revenues (prior to the Merger).

         Management believes that many companies (certain of which are substantially larger and have greater financial resources than HallMark) are in competition with HallMark. Management believes that the primary factors for effective competition between HallMark with its competitors are price, in-stock merchandise and a reliable delivery service. As a result, orders for merchandise are received daily and shipped daily; hence, backlog is insignificant.

         Management believes that HallMark is generally in compliance with applicable governmental regulations and that these regulations have not had and will not have a material adverse effect on its business or financial condition.

         EMPLOYEES

         As of June 30, 1997, Lehigh had 2 employees and HallMark had 35. Approximately 85% of such employees are compensated on an hourly basis.

         Lehigh and HallMark comply with prevailing local contracts in the respective geographic locations of particular jobs with respect to wages, fringe benefits and working conditions. Most employees of HallMark are unionized. The current collective bargaining agreement for HallMark, which is with the International Brotherhood of Electrical Workers, Local Union #3, expires on April 30, 1999.

         LEGAL PROCEEDINGS

         The State of Maine and Bureau of Labor Standards commenced an action in Maine Superior Court on or about November 29, 1990 against Lehigh and Dori Shoe Company (an indirect former subsidiary) to recover severance pay under Maine's plant closing law. The case was tried without a jury in December 1994. Under that law, an "employer" who shuts down a large factory is liable to the employees for severance pay at the rate of one week's pay for each year of employment. Although the law did not apply to Lehigh when the Dori Shoe plant was closed it was amended so as to arguably apply to Lehigh retroactively. In a prior case brought against Lehigh (then known as Lehigh Valley Industries) and its former subsidiary under the Maine severance pay statute prior to its amendment, Lehigh was successful against the State of Maine. See Curtis v. Loree Footwear and Lehigh Valley Industries, 516 A. 2d 558 (Me. 1986).

         The Superior Court, by decision docketed April 10, 1995, entered judgement in favor of the former employees of Dori Shoe Company against Dori Shoe and Lehigh in the amount of $260,969.11 plus prejudgment interest and reasonable attorneys' fees and costs to the Plaintiff upon their application pursuant to Maine Rules of Civil Procedure 54(b)(3)(d). Lehigh filed an appeal appealing that decision and the matter was argued before the Maine Supreme Judicial Court on December 7, 1995. On February 18, 1997, the Supreme Judicial Court of Maine affirmed the Superior Court's decision. In July 1997, the Company agreed to pay the State of Maine $215,000 to satisfy the judgment. On or about September 30, 1997, the Company made its payment.

         Lehigh  is  involved  in  other  minor  litigation,  none of  which  is considered by management to be material to its business or, if adversely determined, would have a material adverse effect on Lehigh's financial condition.

         PROPERTIES

         Lehigh, as of October 1, 1997 is currently occupying 2,400 square feet at 1055 Washington Boulevard, Stamford, CT 06901 pursuant to a 3 year lease that FMC has with its landlord at annual rental of $65,000.00 (which progressively escalates to $75,000.00 in 1999). HallMark leases 28,250 square feet of office and warehouse facilities in Brooklyn, New York, pursuant to a lease expiring on June 30, 2004, at an annual rental of approximately $78,000 (which progressively escalates to $106,000 in 2003). In December 1994, HallMark leased 4,500 square feet of additional warehouse facilities in Brooklyn, New York, pursuant to a lease expiring on June 30, 2004, at an annual rental of $18,000 (which progressively escalates to $21,600).

         Lehigh believes that all of its facilities are adequate for the business in which it is engaged.


FMG

         FMG is an international provider of management, consulting and financial services to physicians, hospitals and other health care delivery organizations and facilities. FMG's diversified operations are currently conducted through three divisions: (i) a physician practice management division which provides physician management services including the operation of clinical facilities and management services to Medical Service Organizations, (ii) an international division which currently manages western style medical centers in Eastern Europe and the CIS and (iii) a recently formed hospital services division which provides a variety of administrative and clinical services to acute care hospitals and other health care providers.


INDUSTRY BACKGROUND

         The role of the primary care physician is changing dramatically. Historically, the health care services industry was based on a model in which physician specialists played a predominant role. This model contributed to over-utilization of specialized health care services and, in turn, increases in health care costs at rates significantly higher than inflation. In response, third-party payers have been implementing measures to contain costs and improve the availability of medical services. These measures, which include managing the utilization of specialized health care services and alternative methods of reimbursement, have caused the health care industry to evolve toward models that contain health care costs more efficiently. In these models, the primary care physician and physician management organization are playing increasingly important roles.


         FMG believes that two important trends contributing to the evolution of the health care services industry define its business opportunities. First, physicians are increasingly abandoning traditional private practices in favor of affiliations with larger organizations such as FMG that can provide enhanced management capabilities, information systems and capital resources. This transformation of physician practice is based on an increasingly competitive health care environment characterized by intense cost containment pressure, increased business complexity and uncertainty regarding the impact of health care reform on physicians.


         The second trend is that many payers and their intermediaries, including HMO's, are increasingly looking to outside providers of physician services to manage their professional medical requirements and to share the risk of providing services through capitation arrangements. As these payers seek to limit their health care costs by reducing the fee-for-service component paid to their medical service providers, there is additional pressure on smaller providers to consolidate and realize the efficiencies that can be achieved by operating in larger practice groups.

         DOMESTIC OPERATIONS.

         Cost containment, industry consolidation and changes in reimbursement methods are causing difficulties for health care providers, particularly not-for-profit hospitals. As a result of intense competition from large for-profit hospitals, not-for-profit hospitals must develop effective plans for attracting and retaining patient flow. Such plans may include, among other things, (i) reducing or changing the services provided in order to better utilize current facilities, equipment and space, (ii) entering into new contracts with physician groups, HMO's, and other third party payors, and (iii) various cost-cutting measures. Ultimately, a facility's ability to adapt to changing environments requires access to capital and management expertise, services which FMG is willing and able to provide.


         INTERNATIONAL OPERATIONS.

         The American health care delivery system and its related services remain a valuable export. The internationally recognized level of training, technology and services associated with the American health care systems and their professionals continues to enjoy increasing demand among both expatriates and wealthy nationals in FMC's expanding foreign markets. FMC's value is reflected in the premium prices which its clients are willing to pay for access to comprehensive American health care and related services.


STRATEGY OF  FMG

         FMG's strategy with respect to its physician practice management division is to develop its business by addressing significant changes in the role and practice patterns of the primary care physician in the health care services industry. Elements of this strategy include:



         Development of Additional Primary Care Centers and Physician Resources. A major priority for FMG is the development of additional primary care centers and physician resources. In furtherance of this goal, FMG will continue to identify and evaluate potential acquisitions and relationships which complement its existing business operations and increase its market share and develop a competitive position in all areas of its business. In addition, FMG believes that its experienced management team and operational systems will afford FMG the opportunity to be successful in recruiting and managing physicians, in integrating new physician practices and in managing the utilization of health care services.



         Expanding Presence in Capitated Medical Services. FMG believes that managed care will continue to be a rapidly growing segment of the health care services industry that offers one of the best long-term solutions to controlling health care costs. FMG plans to develop its physician practice management services division by expanding the services provided to existing clients and obtaining new HMO contracts. FMG plans to build on this experience to develop and enlarge integrated networks of health care providers that will contract with intermediaries and payers on a capitated basis.



         Developing and Expanding Management Consulting and Financial Services. A priority for FMG is the development of its management consulting and financial services division by continuing to provide creative solutions to complex financial and management related health care delivery issues. FMG believes that there are numerous organizations, including payor-owned physician practices, hospital owned physician practices and not-for-profit providers, which are experiencing financial or operational distress which could benefit from FMG's expertise. FMG believes that its strong management team, which has over 75 years in managing health care delivery systems, situates and enables FMG to assist troubled health care providers, including not-for-profit and proprietary acute care hospitals, long-term care facilities and specialty care facilities, with direct management services, including "turn key" and departmental or program management, transitional or turn-around management, strategic planning and marketing, financial and general business consulting services.



         FMG plans to offer health care providers a full array of advanced management services including, but not limited to: utilization management; information systems; human resources management; financial control systems; outcomes measurement and monitoring; customer service programs; training and education; financial services; strategic planning; network development; and risk contracting. These services will be offered as a comprehensive package or individually, but through one point of contact, creating a "one-stop shop" for management services.



         Integration of Domestic Operations. In addition to sharing management services expertise and resources, FMG anticipates that its physician practice management and management consulting and financial services divisions will eventually be consolidated into one division. It is expected that the cross-selling opportunities will create a relationship between the two divisions warranting a consolidation. A primary objective of FMG is to provide management services on a long-term contractual basis for an entire integrated delivery system in a number of local markets.


         FMG's management believes that nationwide concerns over escalating health care costs and the possibility of legislated reforms are increasing the emphasis on managed care, integrated networks of health care providers and prepaid, capitated arrangements. Increased managed care penetration is generating more recognition of the benefits of organized physician groups serving large patient populations as well as reducing the reimbursement rates for services rendered. In anticipation of such changes in the health care environment, FMG continues to review and revise its business mix.




         Continued Development of the International Division. FMG will continue the development and expansion of its international division. FMG believes that through its continuing development efforts, FMG will be positioned to become a premier owner, operator and manager of international primary care clinics, acute care hospitals and other health care delivery organizations. FMG expects that it will benefit from exporting the expertise and capabilities developed by its domestic operations to its international operations. FMG has entered into an agreement to open a western-style medical facility in Abu Dhabi, United Arab Emirates in March 1997 status, and anticipates opening additional facilities throughout Europe, the Middle East, Latin American and the Pacific Rim as part of its expansion program.



         FMG strives to deliver a comprehensive range of diverse medical services to meet the specific needs of its clients in each of FMG's unique markets. In response to demands for western style hospitals in the CIS, FMG commenced development of the American Hospital of Moscow pursuant to which FMG will establish the first western-style hospital in the CIS.



         An integral part of FMG's strategy is to provide an environment for medical education and training of local medical professionals and health care administrators. In this regard, FMG will continue to be active in sponsoring exchange programs with western facilities and teaching institutions such as the Baylor College of Medicine in Houston, Texas. FMG has also organized an in-house mentor program to expose local medical professionals and aspiring physicians to the western health care system.



DIVISIONS OF  FMG


         Physician Practice Management Division

         FMC's physician practice management operations are currently conducted through MedExec. MedExec functions in two capacities as a management services organization: (i) owning and operating nine primary care centers (located in Florida and Indiana) which have full risk contracts for primary care and part B services and partial risk (50%) contracts for part A services, and (ii) managing sixteen multi-specialty groups (located in Florida and Texas) with fee-for-service and full risk contracts for primary care and part B services and partial risk (50%) contracts for part A services. Full risk contracts are contracts with managed care companies where FMC assumes essentially all responsibility for a managed care members' medical costs and partial risk contracts are contracts where FMC assumes partial responsibility for a managed care members' medical costs. Revenue from the primary care centers is derived primarily from the predetermined amounts paid per member ("capitation") by Humana. In addition to the payments from Humana, the primary care centers received copayments from commercial members for each office visit, depending upon the specific plan and options selected by individual members and receive payments from non-HMO members on a fee-for-service basis. Revenue from the multi-specialty practices managed by FMC are determined based on per member per month fees and/or a percentage of the net profits for Part A and Part B service funds for such centers.

         Revenue from the multi-specialty practices are obtained by FMC through management agreements. In Texas, pursuant to a five-year management agreement, FMC is entitled to receive (i) direct expenses incurred by FMC in furnishing all items and services to the multi-specialty group, (ii) indirect space costs, and an (iii) administrative fee of $30,000.00 per month. In Florida, FMC is entitled to receive (i) from Humana Medicare members, an amount equal to $4.50 per member per month plus a percentage of Part A profits, Part B profits and

Medicare Membership Conversion fees ranging from 9% down to 4% based upon Medicare membership, and (ii) for Humana commercial HMO members, an amount equal to $1.50 per member per month plus 5% of Part A profits and Part B profits. The members of the practices are patients of the physicians who are enrolled as Humana members.

         FMC is not licensed to practice medicine. FMC employs or manages licensed physicians to work at the primary care centers in Florida and Indiana which centers provide the delivery of medicine. In Texas, FMC provides utilization, billing, human resources, management information systems, senior executive management, financial consulting and risk evaluation as a management services organization. In order to better serve its existing markets and potential markets, FMC is in the process of establishing five geographic operating regions, to wit, the East Coast of Florida, the West Coast of Florida, the Midwest, the Southwest and the Northeast.

         In connection with the operation of such primary care centers in Florida and Indiana, FMC employs all of the personnel, including physicians who agree to provide the necessary clinical skills, required in such centers. FMC compensates its physician employees bi-weekly pursuant to the terms of written employment agreements. The written employment agreements are for a term of 2-3 years, provide for termination "with cause", provide for a base salary and a bonus, which bonus is determined by a formula comprised of quality management, utilization management, medical records documentation, patient satisfaction/patient education and time and motion management, contain a non-competition provision and contain provisions outlining the duties of the physician and FMC.

         FMC currently employs physicians in Florida and Indiana, which states do not have regulations on the corporate practice of medicine. In Texas, there are regulations on the corporate practice of medicine, and FMC does not employ any physicians and has no ownership interest in or control of the entity in which physicians are employed. In all states other than Texas, FMC retains an ownership interest or control in the various clinics it operates. FMC operates an office in Illinois for administrative services only and has employed physicians in Indiana. FMC maintains a proprietary data base for physicians who might be available to be employed at FMC's owned and operated clinics in particular specialties and locations, and expects to create an in-house recruiting department.

         FMC generates fees at its primary care centers on a fee-for-service basis and/or capitated basis. Under fee-for-service arrangements, FMC bills and collects the charges for medical services rendered by contracted or employed health care professionals and also assumes the financial risks related to patient volume, payor risk, reimbursement and collection rates. Under capitated arrangements, FMC assumes the risk and receives revenues at a fixed rate from HMO's at contractually agreed-upon per member per month rates for all the primary care needs of a patient. Under its HMO contracts, FMC receives a fixed, prepaid monthly fee for each covered life in exchange for assuming responsibility for the provision of medical services, subject to certain limitations. To the extent that enrollees require more frequent or extensive care than was anticipated by FMC, the revenue to FMC under a contract may be insufficient to cover the costs of the care that was provided. A substantial portion of the patients seeking clinical services from the company's primary care centers are members of HMO's with which FMC maintains contractual relationships.

         Additionally, FMC has entered into contracts with HMO's to manage the delivery of comprehensive medical services to enrollees at FMC's clinics located in Florida, Texas and Indiana. A substantial portion of the revenues of FMC's managed care business are derived from prepaid contractual arrangements with Humana, pursuant to which Humana pays FMC a capitated fee. FMC employs primary care physicians to work at FMC clinics in Florida and Indiana. FMC also provides for other services with hospitals and medical specialists at negotiated prices for both capitated and non-capitated (i.e. fee-for service) services. Due to FMC's risk for the cost of providing health care services, it carefully manages utilization of primary care, hospital and medical specialist services.

         In addition, FMC contracts with primary care medical practices pursuant to which FMC provides a variety of management services. In particular, FMC provides management services which improve physician practices' operating efficiencies through standardization of operating processes, including the installation of information technology and billing systems, and assists such practices in contracting on a network basis to insurers, HMO's and other payers. In consideration for such management services, FMC receives an annual management fee and participates in profits.

         FMC believes that it will have significant opportunities to expand its managed care business primarily because physician practice management organizations are better qualified than most third-party payers to recruit, manage and retain physicians, deliver services on a cost-effective basis and control medical malpractice costs. FMC believes that physician practice management organizations are better qualified to perform these functions because of their ability to provide and guarantee quality control by providing quality health care while simultaneously providing favorable utilization through the use of a medical director who manages the physicians in the center. In contrast, an HMO is generally concerned with utilization and risks which are handled from a centralized headquarter; while a management service organization is concerned with providing consistent quality at the site at which healthcare services are delivered.

         Neither FMC, its subsidiary, MedExec, nor its affiliates are licensed to operate as HMO's.

CEDA CONTRACT

         FMC has been awarded an exclusive contract to provide health care services to organizations operating under the Community Economic Development Act
(CEDA) in Cook County, Illinois and certain areas in northeastern Illinois. CEDA is an organization designed to provide communities with access to various government assistance programs by creating places where individuals can receive assistance directly and conveniently. The CEDA contract, held by Midwest
Management Care, a wholly-owned subsidiary of FMC, is to provide overall management of primary care centers. Humana, the HMO, provides the insurance function. The contract designates FMC's clinics as the exclusive referral sites for recipients of CEDA assistance, although it does not guarantee that all of the estimated 60,000 recipients will use FMC's clinics for their health care needs.

         As a result of being awarded such agreement, FMC plans to develop eight to ten clinics on or near CEDA sites. FMC anticipates that certain of such clinics will be operational by the end of 1997. The CEDA contract requires that reimbursements must flow through a fully licensed and accredited HMO. FMC will be reimbursed based on what the HMO has determined the monthly amount necessary to provide all covered services to Assigned Members. The HMO had established capitation funding at a specific amount per member per month. The Medicare Part B capitation rate for the richest benefit plan will be paid at an aggregate of $140 per member per month. The Medicare Part A richest benefit plan will be paid at an aggregate of $220 per member per month. Accordingly, FMC has recently selected Humana Healthcare Plans, a fully accredited HMO to participate with and is currently finalizing the terms of a partnership agreement.

         Hospital Services Division

         FMC, through FMC Healthcare Services, Inc. ("FMC Healthcare Services") will provide management, consulting and financial services to troubled not-for-profit hospitals and other health care providers. FMC Healthcare Services, which was incorporated in June 1996, will offer creative solutions to complex health care delivery issues. To date, FMC is in the process of negotiating healthcare facility contracts but has not yet entered into any definitive agreements. FMC Healthcare Services' primary target groups include:
(i) individual hospitals (not-for-profit, municipal and proprietary), (ii) long-term care facilities, (iii) provider networks and systems, and (iv) alternate delivery systems (i.e., free standing diagnostic and treatment and ambulatory surgery centers). The primary target groups have been identified in order to match FMC's management teams and senior managers with businesses in which they have experience (e.g. troubled hospitals that need crisis management; physician groups that need the management experience of a management service organization; extended care facilities and alternative care providers that desire to be affiliated with a network).

         The scope of services to be provided are determined following an individualized assessment of the target facility and include, but are not necessarily limited to, (i) full service and direct management of health care organizations including (a) "turn-key" management of a facility, (b) supplemental support to existing management and (c) management of specific departments, programs or systems; (ii) transitional management or turnaround services including (a) assisting in the development of a comprehensive turnaround plan and (b) supporting a restructured management team in reaching financial and operational objectives through the implementation of turnaround plan; and (iii) general business and consulting services including the furnishing of (a) financial services,

(b) feasibility studies, (c) capital development and (d) necessary capital and other resources or arranging for the provision of such resources to enable the facility to restructure existing debt.

         The management consulting services to be provided by FMC Healthcare Services will range from four to 24 months and will involve a minimum of three health care professionals. Ideally, senior level professionals retained by FMC Healthcare Services will oversee general operations, medical staff and nursing at the subject medical facility. These individuals will be situated on site at the respective facility. Other personnel employed by FMC Healthcare Services will be furnished as needed or as requested. FMC Healthcare Services will be paid on a fee for services basis.

         International Medical Clinics Division


         FMG's international division currently specializes in developing and managing health care facilities in Eastern Europe, the CIS and other developing countries. Currently, FMG contracts to provide services in Moscow, St. Petersburg and Kiev of the CIS; Warsaw, Poland; and Prague, Czech Republic. FMG has recently entered into an agreement with Bin Barook Trading Company to open and operate a western- style medical clinic in Abu-Dhabi, United Arab Emirates, which is expected to commence operations in March 1997. FMG has also entered into a letter of intent with American International Medical System Inc., which in turn has an agreement with the Peoples Hospital of Beijing to open the American Medical Center of Beijing.



         Revenues of FMG's international division are primarily derived from fee-for-service charges and annual non-refundable membership fees charged to corporations, families and individuals. A variety of diverse membership plans are available and can be tailored to meet the unique needs of corporate clients. Based upon its experience, FMG's management believes that a significant and increasing portion of the international division's revenues will be derived from local customers who seek medical services on a fee-for-service basis. Local customers currently account for approximately 25% of the international division's revenue.



         Generally, corporations are required to pay an annual membership fee as well as placing an advance deposit with FMG for future services rendered based on the selected membership plan and size of the respective organizations. Membership plans offer a wide range of benefits including 24-hour emergency access, monthly medical newsletters and specials, fee discounts and cross membership with other clinics. FMG also offers an insurance processing service for corporate members. FMG's corporate membership currently includes approximately five hundred international corporations.



         In order to meet the changing needs of FMG's corporate clients and to provide expanded access to western health care to potential clients, FMG has recently developed and implemented a variety of comprehensive managed care plans. These plans range from individual and family plans to corporate plans covering up to 2,000 employees in various and sometimes remote locations.



         Based upon its experience, FMG's management believes that a significant and increasing portion of the international division's revenues will be derived from local customers who seek medical services on a fee-for-service basis.


COMPETITION

         The provision of physician management services is a highly competitive business in which FMC competes for contracts with several national and many regional and local providers of physician management services. Furthermore, FMC competes with traditional managers of health care services, such as hospitals, which directly recruit and manage physicians. Certain of FMC's competitors have access to substantially greater financial resources than FMC.

         Although there exist a number of companies which offer one or more of the services which are offered by FMC Healthcare Services, FMC believes that Hospital Services Group is unique in that it offers a variety of management, consulting and financial services "under one roof." Certain companies which compete with FMC have access to substantially greater resources than FMC Healthcare Services.

         Internationally,   FMG  has   relatively   little   competition   on  a
multinational scale, but faces strong competition in local markets from small entrenched and start-up health care providers.


         While the bases for competition vary somewhat between business lines, competition is generally based on cost and quality of care. More particularly, in the area of managed care, FMC believes the market for developing and providing management of primary care networks in the United States which contract with HMO's and employers will increasingly be based on patient access, quality of care, outcomes management and cost.

MARKETING

         FMC's physician practice management division has developed two marketing methods. The primary method is to conduct joint marketing efforts with HMO's. These efforts focus on customer service, quality and access programs and are designed to attract new members to the HMO, retain current members and enroll members at the company's medical centers. The second method focuses on development of local market awareness and creating a positive image of FMC among the physician community in order to create opportunities for additional physician management contracts.

         The management, consulting and financial services division currently relies on the ability of the management team to leverage their reputations, experience and network of contacts to develop new clients or arrange for new contracts with existing clients.

         International marketing is done at a local level through traditional media advertising and promotional activities. The image and status of the clinics themselves and the medical personnel are carefully cultivated through an intensive public relations campaign. The network of international clinics is also collectively marketed to multinational corporations through representatives who maintain relationships and develop new contracts with the benefits managers.

GOVERNMENT REGULATION OF DOMESTIC OPERATIONS

         FMC's domestic operations and relationships are subject to a variety of governmental and regulatory requirements. A substantial portion of the company's revenue is derived from payments made by government-sponsored health care programs (primarily Medicare). These programs are subject to substantial regulation by the federal and state governments which are continually revising and reviewing the programs and their regulations. Any determination of material noncompliance with such regulatory requirements or any change in reimbursement regulations, policies, practices, interpretations or statutes that places material limitations on reimbursement amounts or practices could adversely affect the operations of FMC.

         In addition to current regulation, the public and state and federal governments have recently focused significant attention on reforming the health care system in the United States. A broad range of health care reform measures have been introduced in Congress and in certain state legislatures. Among the proposals under consideration are cost controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of a single government health insurance plan that would cover all citizens. It is not clear at this time what proposals will be adopted, if any, or, if adopted, what effect, if any, such proposals would have on FMC's business. Certain proposals, such as cutbacks in Medicare programs and containment of health care costs that could include a freeze on prices charged by physicians and other health care providers could adversely affect the company. There can be no assurance that currently proposed or future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on

FMC's operating results.

         Continuing budgetary constraints at both the federal and state level and the rapidly escalating costs of health care and reimbursement programs have led, and may continue to lead, to relatively significant reductions in government and other third-party reimbursements for certain medical charges. The company's health care professionals are subject to periodic audits by government reimbursement programs to determine the adequacy of coding procedures and the reasonableness of charges.

         All Medicare and Medicaid providers and practitioners are subject to claims review, audits and retroactive adjustments, recoupments, civil monetary penalties, criminal fines and penalties, and/or suspension or exclusion from payment programs for improper billing practices. Federal regulations also provide for withholding payments to recoup amounts due to the programs. Periodic audits of health care professionals by government reimbursement programs have not had any impact on FMC.

         Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare or state health care program (e.g., Medicaid) patients or patient care opportunities, or in return for the purchase, lease, order or recommendation of items or services that are covered by Medicare or state health care programs. Violations of this law are felonies and may subject violators to penalties and exclusion from Medicare and all state health care programs. In addition, the Department of Health and Human Services may exclude individuals and entities from participation in Medicare and all state health care programs based on a finding in administrative proceedings that the individual or entity has violated the antikickback statute. FMC has not violated the antikickback statute; if either FMC or its employees violated the statute they could be subject to sanctions. Only one physician holds FMC common stock and this physician does not refer any patients to FMC, is the medical director of FMC, oversees the medical aspect of the physician practice management division, and has no bonus arrangement with FMC; therefore management believes the Federal anti-Kickback statute is not applicable.

         Every state imposes licensing requirements on individual physicians and on health care facilities. In addition, federal and state laws regulate HMO's and other managed care organizations with which FMC may have contracts. Many states require regulatory approval before acquiring or establishing certain types of health care equipment, facilities or programs. Since FMC is not an insurer, there is no insurance regulation of FMC's operations. Texas prohibits the corporate practice of medicine. The business structure that FMC has adopted in Texas in order to comply with the prohibitions on the corporate practice of multi-specialty medicine is a full service management agreement wherein FMC manages an independent group of physicians by providing utilization, billing, human resources, management information systems, senior executive management, financial consulting and risk evaluation for a negotiated fee.

         The laws of many states prohibit physicians from splitting fees with nonphysicians and prohibit business corporations from providing or holding themselves out as providers of medical care. While FMC believes it complies in all material respects with state fee splitting and corporate practice of medicine laws, there can be no assurance that, given varying and uncertain interpretations of such laws, FMC would be found to be in compliance with all restrictions on fee splitting and the corporate practice of medicine in all states. FMC currently operates in Texas through professional corporations, and has recently formed professional corporations or qualified professional corporations to do business in several other states where corporate practice of medicine laws may require the company to operate through such a structure. A determination that FMC is in violation of applicable restrictions on fee splitting and the corporate practice of medicine in any state in which it has significant operations could have a material adverse effect on the company.

         FMC currently operates in only one state that prohibits the corporate practice of medicine, which state is Texas. Risks associated with expanding FMC's business into other states that have this type of prohibition include (i) the issue of consolidation of revenues and (ii) preventing FMC from exploiting the physician-patient relationship in pursuit of profits. FMC does not consolidate the revenues from Texas, but operates as a management services organization under a management contract. If FMC expands its business into other states which prohibit the corporate practice of medicine, it will operate as a management services organization under a management contract.

         FMC attempts to mitigate the risk of potentially high medical costs incurred in catastrophic cases through stop-loss provisions, reinsurance and other special reserves which limit FMC's financial risk. To date, such protection has been provided to FMC through its provider agreements with Humana. There can be no assurances that the agreements which provide such insurance to FMC will continue. If assumption of capitated payments risk through contracts with HMO's could be construed as insurance, FMC believes there would be no effect from state insurance laws due to the circumstance that all of FMC's contracts with HMO's provides for stop-loss coverage by the HMO's. Any determination of material noncompliance with insurance regulations or any change in the stop-loss coverage by the HMO's could adversely affect the operations of FMC.

PROFESSIONAL LIABILITY INSURANCE

         Over the last twenty years, the health care industry has become subject to an increasing number of lawsuits alleging medical malpractice and related legal theories, including the withholding of approval for necessary medical services. Often, such lawsuits seek large damage awards, forcing health care professionals to incur substantial defense costs. Due to the nature of its business, FMC, from time to time, becomes involved as a defendant in medical malpractice lawsuits, some of which are currently ongoing, and is subject to the attendant risk of substantial damage awards. The most significant source of potential liability in this regard is the negligence of health care professionals employed or contracted by the company.

         One part of FMC's management services involves the provision of professional liability insurance ("PLI") coverage for its physicians. FMC currently provides this coverage through an umbrella PLI policy with Zurich American Insurance Group maintained for substantially all of the company's employees and independent contractors. This PLI policy generally provides coverage in the amount of $1,000,000 per physician and per claim, subject to an aggregate per physician limit of $3,000,000 per year. In its insurance policy, FMC also maintains the right to purchase extended coverage beyond the expiration of the policy period for an agreed upon premium to cover the costs of claims asserted after the expiration of the effective policy. In addition, the company books reserves against those claims in which the amount of coverage provided could possibly be insufficient in the event of a relatively large award. FMC maintains professional liability insurance on a claims made basis in amounts deemed appropriate by management, based upon historical claims and the nature and risks of its business. However, there can be no assurance that a future claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent and able to meet its obligations to provide coverage for any claim or claims or that coverage will continue to be available or available with sufficient limits to adequately insure FMC's operations in the future.

LEGAL PROCEEDINGS

         FMC is involved in various legal proceedings incidental to its business, substantially all of which involve claims related to the alleged malpractice of employed and contracted medical professionals and to the failure to render care resulting in a violation or infringement of civil rights and, no individual item of litigation or group of similar items of litigation, taking into account the insurance coverage available to FMC, is not likely to have a material adverse effect on FMC's financial condition.

         Additionally, on November 20, 1996, a discharged employee and shareholder of FMC filed a Demand For Arbitration alleging breach of contract, defamation and interference with business relationships. No specific monetary amount of damages was claimed. The employee was terminated by FMC for cause after having refused to sign a confidentiality agreement, disclosed financial information to outsiders, violating confidentiality standards. Thereafter, on November 26, 1996, this same employee filed an action in Dade County, Florida alleging what is essentially a breach of fiduciary duties by FMC's Board of Directors arising out of payments made to former partners as part of the purchase price, which the employee believed was improper. This litigation was settled for an amount that would be unlikely to have a material adverse effect on FMC's financial condition.

EMPLOYEES


         As  of  December  23,  1997,  FMC  had   approximately  755  employees.
Approximately 20% of such employees are compensated on an hourly basis.


         FMC  complies  with  prevailing   local  contracts  in  the  respective
geographic locations of particular jobs with respect to wages, fringe benefits and working conditions.

PROPERTIES

         FMG's  principal   executive  office  is  located  at  1055  Washington
Boulevard, Stamford, Connecticut 06901, and its telephone number is (203) 327-0900.


         FMC leases approximately 2,400 square feet in Stamford, Connecticut. FMC leases approximately 5,000 square feet in Miami, Florida to provide administrative support pursuant to a lease expiring on December 31, 1998 at an annual rental of $147,000. FMC leases approximately 1,400 square feet in Tampa, Florida for use by SPI Hillsborough pursuant to a lease expiring on November 30, 2001 at an annual rental of $26,736. FMC leases approximately 4,100 square feet in Maywood, Illinois pursuant to a lease expiring on November 30, 2001 at an annual rental of $48,000.


         In addition, FMG through its subsidiaries leases two facilities in Moscow, and one each in St. Petersberg, Kiev, Warsaw and Prague, which facilities are used as medical clinics, at monthly rents of $16,780, $4,933, $10,326, $6,000, $3,110 and $6,700, respectively.


         FMC believes that all of its facilities are adequate for the business in which it is engaged.

                                   MANAGEMENT

         The table set forth below sets forth information with respect to the directors and executive officers of the Company. Information as to age, occupation and other directorships has been furnished to the Company by the individual named. Salvatore J. Zizza, Dennis A. Sokol, Melvin Levinson, Elliot Cole and Richard Berman are currently directors of the Company and will serve as directors until the next annual meeting of stockholders of the Company (or until their respective successors are duly elected and qualified or until their earlier death, resignation or removal).

DIRECTORS AND EXECUTIVE OFFICERS

       NAME                 AGE                 CURRENT POSITION
       ----                 ---                 ----------------

Dennis A. Sokol             52       Chairman  of  the  Board,  Chief  Executive
                                     Officer and Director of the Company and Chairman of the Board and Chief Executive
                                     Officer of FMC

Salvatore J. Zizza          52       Chief  Financial  Officer,  Executive  Vice
                                     President, Treasurer and Director of the Company

Robert A. Bruno             41       Vice   President,   General   Counsel   and
                                     Secretary of the Company

Melvin E. Levinson, M.D.    68       Director of the Company

Elliot H. Cole              65       Vice  Chairman of the Board and Director of
                                     the Company

Richard Berman              53       Director of the Company

         Mr. Sokol has been a director and Chairman of the Board and Chief Executive Officer of the Company since the Merger, which was consummated on July 9, 1997. Mr. Sokol has served as the Chairman of the Board and Chief Executive Officer of FMC since its formation in January 1996. Prior to the formation of FMC, Mr. Sokol served as the Chairman of the Board and Chief Executive Officer of Hospital Corporation International, Plc., the former international division of Hospital Corporation of America, Inc., which entity owned and operated hospitals and primary care facilities in the United Kingdom, Central and Eastern Europe, the Middle East and Pacific Rim, and American Medical Clinics, Ltd. Mr. Sokol was the founder, and from 1984 to 1988 served as Chief Executive Officer of Medserv Corporation, a multifaceted medical service company. Mr. Sokol was the founder, and from

1989 to 1992 served as the Chief Executive Officer, of the American-Soviet Medical Consortium whose members included Pfizer, Inc., Colgate-Palmolive Company, Hewlett-Packard Company, MedServ, Amoco Corporation and Federal Express Corp. In all, Mr. Sokol has over 30 years experience in the medical services industry.

         Mr. Zizza has been a director of the Company since 1985 (except that he did not serve as a director during the period from March 15, 1991 through April 16, 1991) and Executive Vice President and Treasurer since 1997. He was Chairman of the Board of the Company from April 16, 1991 until the Merger, and was Chief Executive Officer of the Company from April 16, 1991 through August 22, 1991 and President of NICO Inc. ("NICO") from 1983 through August 22, 1991. He also served as President of the Company from October 1985 until April 16, 1991. He is also a director of the Gabelli Equity Trust, Inc.; The Gabelli Asset Fund; The Gabelli Growth Fund; The Gabelli Convertible Securities Funds, Inc., The Gabelli Global MultiMedia Trust Inc. and Initial Acquisition Corp. (a NASDAQ - listed company). In 1995, Mr. Zizza became Chairman of the Board of The Bethlehem Corporation (an AMEX company).

         Mr. Bruno has served as Vice President and General Counsel of the Company since May 5, 1993 and as Secretary since August 22, 1994. He served on the Board from March 31, 1994 until July 9, 1997. He also has served as General Counsel to NICO and its subsidiaries since June 1983 (except he did not serve as General Counsel to NICO during the period of January 1, 1992 through May 31,
1993).

         Dr. Levinson has been a director of the Company since July 1997 and has served as a Co-Vice Chairman of FMC's Board of Directors since its formation in January 1, 1996. Dr. Levinson was a co-founder of MedExec, Inc., a wholly-owned subsidiary of FMC ("MedExec"), for which he served as Chairman of the Board and a director from March 1991 to January 1996. Dr. Levinson was also a co-founder and former director of HealthInfusion, Inc., a publicly traded company engaged in the delivery of intravenous home therapy. Dr. Levinson is a founder and since January 1996 has served as the Chairman of the Board of Scion International, Inc., a manufacturer of medical devises. Dr. Levinson is currently an Associate Professor at the University of Miami School of Medicine.

         Mr. Cole has been a director of the Company since July 1997 and has served as the Co-Vice Chairman of FMC's Board of Directors since its formation in January 1996. Mr. Cole is a senior partner in the law firm of Patton Boggs LLP, Washington, D.C., a firm of approximately 250 lawyers. Mr. Cole has practiced corporation law and been engaged in Federal matters for more than thirty-five years. Mr. Cole has served as a trustee of Boston University since 1977 as well as being a member of numerous corporate and not-for-profit boards.

         Mr. Berman has been a director of the Company since August 1997. Since 1995 Mr. Berman has been the President of Manhattanville College. From 1991 to 1994 he was employed by Howe-Lewis International, initially as President of North America and subsequently as President and Chief Executive Officer. He also is a director of HCIA, Inc., Health Insurance Plan of Greater New York, the Independent College Fund and a member of the Special Advisory Panel on Empire Blue Cross/Blue Shield and the New York State Council on Health Care.

         No family relationship exists between any of the directors and executive officers of the Company.

         All directors will serve until the annual meeting of stockholders of the Company to be held in 1998 and until their respective successors are duly elected and qualified or until their earlier death, resignation or removal. Officers are elected annually by the Board of Directors and serve at the discretion thereof.

                   BOARD MEETINGS AND COMMITTEES OF THE BOARD

         During 1996 the Board of Directors held three meetings which were attended by all of the directors, except two former directors who each missed one meeting.

         The Board of Directors has a standing Audit Committee, Executive Committee and Compensation Committee. The Audit Committee did not meet during 1996. The current members of the Audit Committee are Messrs. Zizza and Berman. The functions of the Audit Committee include recommending to the Board of Directors the appointment of the independent public accountants for the Company; reviewing the scope of the audit performed by the independent public accountants and their compensation therefor; reviewing recommendations to management made by the independent public accountants and management's responses thereto; reviewing internal audit procedures and controls on various aspects of corporate operations and consulting with the independent public accountants on matters relating to the financial affairs of the Company. The Executive Committee of the Board of Directors held no meetings in 1996. The current members of the Executive Committee are Messrs. Sokol, Zizza and Cole. The Executive Committee is authorized (except when the Board of Directors is in session) to exercise all of the powers of the Board of Directors (except as otherwise provided by law). The Compensation Committee did not meet in 1996. The current members of the Compensation Committee are Mr. Cole and Dr. Levinson. The Compensation Committee is responsible for developing the Company's executive compensation policies, determining the compensation paid to the Company's Chief Executive Officer and its other executive officers and administering the Stock Option Plan and the Incentive Compensation Plan. See "Board Report on Executive Compensation."

                             EXECUTIVE COMPENSATION

         The following table sets forth a summary of compensation awarded to, earned by or paid to the Chief Executive Officer and the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to the Company during each of the years ended December 31, 1996, December 31, 1995 and December 31, 1994:

                           SUMMARY COMPENSATION TABLE+

                                                                                            Long Term
                                                                                           Compensation
                                                                Annual Compensation           Awards
                                                  ---------------------------------     -------------------
                                                                                              Securities
                                                                                              Underlying
                                                                                               Options
                                                                         Other Annual         (number of           All Other
    Name and Principal Position        Year        Salary       Bonus   Compensation(1)        Shares)         Compensation (2)
----------------------------------   -------     -----------   ------  ---------------- -----------------    --------------------

Salvatore J. Zizza (3)                 1996       $200,000          0             0                  0                 $1,272
Chairman of the Board                  1995       $200,000          0             0                  0                 $1,272
                                       1994       $200,000          0             0      10,250,000(3)                 $  800

Robert A. Bruno (4)                    1996       $150,000          0             0                  0                 $1,272
Vice President and General             1995       $150,000          0             0         250,000(4)                 $1,272
Counsel                                1994       $100,000          0             0                  0                 $  822

Joseph Delowery (5)                    1996       $110,784     $1,500             0                  0                 $1,272
 President of HallMark                 1995       $110,784     13,469             0                  0                 $1,272
                                       1994              0          0             0                  0                 $1,272

----------------------

+        Does not  include  the  Chief  Executive  Officer  or  other  executive officers of FMC since the Merger was consummated after the end of Fiscal 1996. For information regarding their compensation, see "Certain Relationships and Related Transactions" * Less than $100,000.

(1) As to each individual named, the aggregate amount of personal benefits not included in the Summary Compensation Table does not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the named executive officer.

(2) Represents premiums paid by the Company with respect to term life insurance for the benefit of the named executive officer.

(3) Until the Merger, Mr. Zizza was Chairman of the Board, President and Chief Executive Officer of the Company and at present he is the Executive Vice President and Treasurer. On August 22, 1994, the Company and Mr. Zizza entered into an employment agreement. Mr. Zizza and the Company amended the terms of Mr. Zizza's employment agreement effective as of the time of Merger. In general, as amended, the employment agreement provides for his employment through December 31, 2000 at an annual salary of $200,000 (subject to increase, in the discretion of the Board of Directors, if the Company acquires one or more new businesses, to a level commensurate with the compensation paid to the top executives of comparable businesses). In addition, Mr. Zizza may be entitled to a bonus, at the discretion of the Company.

         Pursuant to the employment agreement, the Company also granted to Mr. Zizza options to purchase 10,250,000 shares of Common Stock: 4,250,000 exercisable at $.50 per share, 3,000,000 exercisable at $.75 per share, and 3,000,000 exercisable at $1.00 per share. Subsequently Mr. Zizza purchased warrants to purchase a total of 7,750,000 shares of Common
         Stock: 1,750,000 exercisable at $.50 per share, 3,000,000 at $.75 per share, and 3,000,000 at $1.00 per share. Both the options and the warrants have an expiration date of August 22, 1999, subject to earlier termination under certain circumstances in the event of Mr. Zizza's death or the termination of his employment. The amendment to Mr. Zizza's employment agreement also provides that Mr. Zizza's options and warrants to purchase an aggregate of 6,000,000 shares of Common Stock at an exercise price of $.75 per share and options and warrants to purchase an aggregate of 6,000,000 shares of Common Stock at an exercise price of $1.00 per share were converted into options to purchase 3% of the total issued and outstanding stock of the Company, on a fully diluted basis (after giving effect to the issuance and conversion of Preferred Stock) at a blended exercise price of $.875 per share. See "Security Ownership of Certain Beneficial Owners of the Company." No compensation expense is expected to be recognized in connection with the options because the exercise price is significantly in excess of the market price of the Common Stock. Simultaneously with the effectiveness of the amendment, Mr. Zizza's options and warrants to purchase 6,000,000 shares of Common Stock at an exercise price of $.50 per share were cancelled.

(4) On January 1, 1995, the Company and Mr. Bruno entered into an employment agreement. providing for his employment through December 31, 1999 as Vice President and General Counsel for the Company at an annual salary of $150,000. Pursuant to such agreement, Mr. Bruno has deferred one-third of his annual salary until such time as the Company's annual revenues exceed $25 million. In April 1995, the Company granted Mr.
         Bruno an option to purchase 250,000 shares of Common Stock at an exercise price of $.50 per share on or before December 31, 1999.

         Mr. Bruno and the Company amended the terms of Mr. Bruno's employment agreement effective as of the Effective Time of the Merger. In general, the amendment provides that (i) Mr. Bruno's salary be reduced from $150,000 to $120,000 per year, (ii) no part of Mr. Bruno's salary be deferred and (iii) the term of the employment agreement was extended through December 31, 2000.

(5) During 1996, Mr. Delowery could be deemed to be an executive officer of the Company by virtue of his position with HallMark Electrical Supplies Corp. ("HallMark"). HallMark was the Company's principal operating subsidiary prior to the Merger.

                            COMPENSATION OF DIRECTORS

         Prior to the Merger, the Company's directors received no compensation for serving on the Board of Directors other than the reimbursement of reasonable expenses incurred in attending meetings. Since the consummation of the Merger, executive directors have continued to receive no compensation; however, each non- executive director now is entitled to receive annually shares of Common Stock with a fair market value of $10,000 (pro-rated in 1997 to reflect the portion of the year following the Merger); as of November 7, 1997, the non-executive directors had not received any shares for 1997. In April 1996, the Company granted options to purchase 15,000 shares of Common Stock at an exercise price of $.50 per share to a former non-executive officer director and options to purchase 10,000 shares of Common Stock at an exercise price of $.50 per share to three former non- executive officer directors, two of whom were members of the Compensation Committee.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Certificate of Incorporation and By-laws of the Company contain provisions permitted by the Delaware General Corporation Law (under which the Company is organized), that, in essence, provide that directors and officers shall be indemnified for all losses that may be incurred by them in connection with any claim or legal action in which they may become involved by reason of their service as a director or officer of the Company if they meet certain specified conditions. In addition, the Certificate of Incorporation of the Company contains provisions that limit the monetary liability of directors of the Company for certain breaches of their fiduciary duty of care and provide for the advancement by the Company to directors and officers of expenses incurred by them in defending suits arising out of their service as such.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                     OPTIONS

         No options were granted during 1996 to the executive officers of the Company named in the Summary Compensation Table or to other employees of the Company. However, four former non-executive officer directors were granted stock options in 1996. See "Compensation of Directors." In July 1997, the Board of Directors established, subject to stockholder approval, the Lehigh Group, Inc. Stock Option Plan (the "Stock Option Plan") and the Incentive Compensation Plan (the "Incentive Compensation Plan"). In connection with the Reverse Split, the Company is seeking shareholder approval of the Stock Option Plan and the Incentive Compensation Plan which are described below.

         No options were exercised by the executive officers of the Company named in the Summary Compensation Table during the fiscal year ended December 31, 1996. The following table sets forth the number and dollar value of options held by such persons on December 31, 1996, none of which were "in the money" at December 31, 1996.

                         AGGREGATED OPTION EXERCISES IN
                            1996 AND YEAR-END OPTIONS

                  Number of Unexercised Options and Warrants at
                                    Year-End
                  -----------------------------------------------

         NAME        Exercisable               Unexercisable
         ----     -----------------      ------------------------

Salvatore Zizza    6,000,000(1)             12,000,000(1)

 Robert Bruno        250,000(2)

(1)            See note 3 of the Summary Compensation Table.
(2)            See note 4 of the Summary Compensation Table.

THE STOCK OPTION PLAN

         The purpose of the Stock Option Plan is to advance the Company's interests by providing additional incentive to attract and retain in the employ of the Company and its subsidiaries, qualified and competent persons to provide management services, to encourage the sense of proprietorship and to stimulate the active interest of such persons in the development and financial success of the Company and its subsidiaries. The Stock Option Plan provides for the grant of incentive stock options and nonqualified stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), as well as stock appreciation rights ("Rights") with respect to stock options and restricted stock ("Restricted Stock") awards.

         The Stock Option Plan, which is administered by the Compensation Committee of the Board of Directors (but can also be administered directly by the Board of Directors), currently authorizes the issuance of a maximum of 500,000 shares of Common Stock (on a post Reverse Split basis), which may be newly issued shares or previously issued shares held by any subsidiary of the Company. If any award under the Stock Option Plan terminates, expires unexercised, or is cancelled, the shares of Common Stock that would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new awards.

         The purchase price of each share of Common Stock purchasable under an incentive option granted under the Stock Option Plan is to be determined by the Compensation Committee at the time of grant, but is to not be less than 100% of the fair market value of a share of Common Stock on the date the option is granted; PROVIDED, HOWEVER, that with respect to an optionee who, at the time such incentive option is granted, owns more than 10% of the total combined voting power of all classes of stock of the Company or of any of its subsidiaries, the purchase price per share is to be at least 110% of the fair market value per share on the date of grant. The term of each option is to be fixed by the Compensation Committee, but no option is to be exercisable more than five years after the date such option is granted.

         The aggregate fair market value, determined as of the date the incentive option is granted, of shares of Common Stock for which incentive options are exercisable for the first time to any optionee during any calendar year under the Stock Option Plan (and/or any other stock options plans of the Company or any of its subsidiaries) shall not exceed $100,000. The aggregate number of shares of Common Stock subject to options granted under the Stock Option Plan granted during any calendar year any one director is not to exceed that number of shares as equals ten percent of the outstanding shares of the Company for which options may be granted under the Stock Option Plan.

         The Compensation Committee shall have the authority to grant Rights with respect to all or some of the shares of Common Stock covered by any option, which Rights may be granted together with or subsequent to the grant of the option. Rights entitle the holder to cash equal to the difference between an Offer Price Per Share (as defined in the Stock Option Plan) and the exercise price of the related option if shares of Stock representing 20 percent or more of the aggregate votes of the Stock voting together as a single class, provided, however, that each share of Preferred Stock will have the number of votes provided for such share pursuant to its Certificate of Designation is acquired pursuant to a tender offer or exchange offer. If a Right is exercised, the related Option is terminated, and if an option terminates or is exercised, the corresponding Right terminates.

         In addition, the Compensation Committee shall have the authority to award Restricted Stock which entitles the recipient to acquire, at no cost or for a purchase price determined by the Compensation Committee, shares of Common Stock subject to such restrictions and conditions as the Compensation Committee may determine at the time of grant. Conditions may be based on continuing employment and/or achievement of pre-established performance goals and objectives. A recipient of Restricted Stock shall have the rights of a stockholder with respect to the voting of the Restricted Stock, subject to such other conditions contained in the written instrument evidencing the Restricted Stock. However, generally Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of, and, generally, upon the termination of the recipient's employment with the Company, the Company shall have the right, at the discretion of the Compensation Committee, to repurchase such Restricted Stock at its purchase price. Nonetheless, once the pre-established performance goals, objectives and other conditions have been attained, such shares of Restricted Stock shall no longer be Restricted Stock and shall be deemed "vested" and will be freely transferable.

         The Board of Directors may amend, suspend, or terminate the Stock Option Plan, except that no amendment may be adopted that would impair the rights of any optionee without his consent. Further, no amendment may be adopted which, without the approval of the stockholders of the Company, would (i) materially increase the number of shares issuable under the Stock Option Plan, except as provided in itself, (ii) materially increase the benefits accruing to optionees under the Stock Option Plan, (iii) materially modify the eligibility requirements for participation in the Stock Option Plan, (iv) decrease the exercise price of an incentive option to less than 100% of the fair market value per share of Common Stock on the date of grant or the exercise price of a nonqualified option to less than 80% of the fair market value per share of Common Stock on the date of grant, or (v) extend the term of any option beyond that provided for in the Stock Option Plan.

         The Compensation Committee may amend the terms of any option previously granted, prospectively or retroactively, but no such amendment may impair the rights of any optionee without his consent. The Compensation Committee may also substitute new options for previously granted options, including options granted under other plans applicable to the participant and previously granted options having higher option prices, upon such terms as it may deem appropriate.

         The number of shares of Common Stock available under the Stock Option Plan and the terms of any option or other award granted thereunder are subject to adjustment in the event of a merger, reorganization, consolidation, recapitalization, stock dividend, or other change in corporate structure affecting the shares of Common Stock, if the Compensation Committee determines that such event equitably requires such an adjustment.

         As of November 7, 1997, there were no options outstanding under the Stock Option Plan and no Restricted Stock had been awarded.

INCENTIVE COMPENSATION PLAN

         The purpose of the Incentive Compensation Plan is to advance the Company's interests by providing additional incentives to those key employees of the Company who contribute the most to the growth and profitability of the Company and to encourage such key employees to continue as employees by making their compensation competitive with compensation opportunities in competing businesses and industries.

         The Incentive Compensation Plan, which is administered by the Compensation Committee of the Board of Directors (but can also be administered directly by the Board of Directors), authorizes the Compensation Committee to determine by March 15 of each year which key employees will be eligible in such year for incentive compensation pursuant to the Incentive Compensation Plan (the "Participants") and to establish targets for such fiscal year for the Company's earnings per share. If the targets are achieved then each Participant will receive (i) a cash bonus equal to 10% of his base salary for such year, (ii) an amount of Common Stock (the "Stock Bonus") determined by dividing 30% of his base salary by fifty percent (50%) of the average of the high and low closing prices for the Common Stock during such year (or, if lower, 50% of the closing sales price on the last trading day of such year), and (iii) a cash payment sufficient to satisfy such participant's income tax liability with respect to his Stock Bonus. There is no maximum number of shares of Common Stock which may be awarded under the Incentive Compensation Plan

         The Compensation Committee may amend the Incentive Compensation Plan, except that no amendment may be adopted that would impair the rights of any Participant with respect to the year in which such amendment has been adopted.

         The Plan shall terminate on December 31, 2002 except for the delivery of shares of Common Stock and/or cash due to Participants with respect to such year.

         If, prior to the end of the any Fiscal Year, a Participant's employment terminates on account of (i) death, (ii) retirement, (iii) total and permanent disability, or (iv) the Company's termination of the Participant without

Cause, the Participant will nonetheless remain eligible to receive amounts under the Incentive Compensation Plan for such year if the Participant shall have been an active, full-time employee for a period of at least two years preceding such termination. In all other cases, the Participant will be ineligible.

         No bonuses or stock have been awarded under the Incentive Compensation Plan.

                     BOARD REPORT ON EXECUTIVE COMPENSATION

         The Compensation Committee is responsible for developing the Company's executive compensation policies, determining the compensation paid to the Company's Chief Executive Officer and its other executive officers and administering the Stock Option Plan and the Incentive Compensation Plan. The Compensation Committee did not meet in 1996 since all executives are paid pursuant to previously executed employment agreements and the report is the report of the entire Board of Directors.

           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Until the meeting on July 9, 1997 at which the current Board of Directors was elected, Anthony Amhurst and Charles Gargano were members of the Compensation Committee and were directors. Currently, Mr. Cole and Dr. Levinson are members of the Compensation Committee and are directors. There are no compensation committee interlock relationships to be disclosed pursuant to Item 402 of Regulation S-K.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         FMC and Generale De Sante International, Plc ("GDS") are parties to a Subscription Agreement, dated June 11, 1996 pursuant to which GDS paid $5,000,000 in order to acquire a variety of ownership interests in FMC and its subsidiaries, including (i) 10% of the outstanding shares of FMC's common stock (the FMC Common Stock"), each share of which was automatically exchanged pursuant to the Merger for 1,127.675 shares of Common Stock and 103.7461 shares of Preferred Stock, and (ii) shares of FMC's 9% Series A Convertible Preferred Stock (the "FMC Preferred Stock") convertible into 10% of the shares of FMC Common Stock, which Shares of FMC Preferred Stock were converted following the Merger. Consequently, when GDS converts its shares of FMC Preferred Stock, GDS received shares of Lehigh Common Stock and Lehigh Preferred Stock. Together with the shares issued for the FMC Common Stock, these shares would give GDS a total of approximately 23% ownership interest and voting power of the Company. See "Security Ownership of Certain Beneficial Owners of the Company."

         For information regarding the employment arrangements and options of Messrs. Zizza and Bruno, see notes 3 and 4 to the Summary Compensation Table and note 3 to the table regarding Security Ownership of Certain Beneficial Owners of the Company.


         On January 1, 1996, FMC and Dr. Levinson, who is a director of the Company, entered into an agreement for the period commencing January 1, 1996 and terminating December 31, 1998 and providing for a payment of $100,000 (subject to increase in accordance with the consumer price index) annually during the period. Mr. Levinson's contract was not terminated as a result of the Merger. He is employed as Vice Chairman of FMC and performs services that are customary to that office.


         FMC and Dennis A. Sokol,  the  Chairman of the Board,  Chief  Executive
Officer and Director of the Company and Chairman of the Board and Chief Executive Officer of FMC, have an oral agreement whereby FMC has agreed to pay Mr. Sokol an annual salary of $300,000 per year for his services as FMC's
Chairman of the Board and Chief Executive Officer. At the discretion of the Compensation Committee of the Board of FMC, Mr. Sokol may be awarded an annual bonus.

         The Company and Elliot H. Cole, the Vice Chairman of the Board and Director of the Company, have an oral agreement whereby the Company has agreed to pay Mr. Cole a consulting fee of $60,000 per year for his services as the Company's Vice Chairman of the Board.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF THE COMPANY

         The following table indicates the number of shares of Common Stock and Preferred Stock beneficially owned as of November 7, 1997 by (i) each person (including any "group," as that term is used in Section 13(d)(3) of the Exchange
Act) known to the Company to be the beneficial owner of more than 5% of the Common Stock or the Preferred Stock, (ii) each director and nominee for director of the Company, (iii) each of the executive officers named in the Summary Compensation Table set forth above and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, the address of each person listed below is the Company's principal executive offices.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF THE COMPANY

                                           Common Stock(1)                          Preferred Stock
                              -----------------------------------------------------------------------------------------------------
                                  Amount and Nature of                               Amount and Nature of
   Name of Beneficial Owner     Beneficial Ownership(2)      Percent of Class      Beneficial Ownership(2)        Percent of Class
----------------------------- ----------------------------  ------------------   ---------------------------   --------------------
Generale De Sante                    2,559,822                  11.35%                     235,504                   22.70%
  International PLC
4 Cornwall Terrace
London NW1 4QP
ENGLAND

SAJH Partners                     2,121,157(3)                   9.41%                  195,146(3)                   18.81%

Salvatore J. Zizza                8,735,630(4)                  28.15%                          --                    --

Robert A. Bruno                     312,760(5)                   1.38%                          --                    --

Dennis A. Sokol                     603,306(6)                   2.68%                   55,504(6)                   5 .35%

Melvin E. Levinson                     558,199                   2.48%                      51,354                    4.95%

Elliot H. Cole                         401,452                   1.78%                      36,934                    3.56%

Richard Berman

All executive officers                      __                   --                             --                    --
and directors as a group
(7 persons)                      15,292,326(7)                  57.23%                  574,442(6)                   55.37%

*        Less than 1%.

(1) Does not include shares of Common Stock which are obtainable upon the conversion of shares of Preferred Stock since the shares are not convertible until such time as the Company's authorized and unissued shares of Common Stock exceeds the aggregate number of shares of Common Stock into which all of the authorized shares of Preferred Stock is convertible, which will require either an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock or a reverse stock split such as the Reverse Split.

(2) Except as otherwise indicated, each of the persons listed above has sole voting and investment power with respect to all shares shown in the table as beneficially owned by such person.

(3) Dennis Sokol is the Managing Partner of SAJH Partners and has a 1% partnership interest in the partnership and consequently could be deemed under Rule 13d-3 of the Exchange Act to have beneficial ownership of such shares. Mr. Sokol disclaims ownership of all such shares other than as a result of his 1% partnership interest.

(4) Includes options to purchase 8,480,128 shares of Common Stock for $.875 per share, which options were received on July 9, 1997, when (i) Mr. Zizza's options and warrants to purchase 12,000,000 shares of Common Stock, half exercisable at $.75 per share and half exercisable at $1.00 per share, were converted into options to purchase three percent of the total issued and outstanding stock of the Company on a fully diluted basis immediately after the merger (after giving effect to the issuance of Common Stock and the issuance and conversion of Preferred Stock pursuant to the Merger Agreement) and (ii) Mr. Zizza's options and warrants to purchase 6,000,000 shares of Common Stock at an exercise price of $.50 per share were cancelled. See note 3 of the Summary Compensation Table.

(5) Includes options to purchase 250,000 shares of Common Stock at $.50 per share. See note 4 of the Summary Compensation Table.

(6)      Excludes shares as indicated in note (3) above.

(7) Includes shares as indicated in notes (4) and (5) above. Excludes shares as indicated in note (3) above.

                              SELLING STOCKHOLDERS

         The following table sets forth (i) the number of Shares to be offered for resale by each Selling Stockholder and (ii) the number and percentage of Shares to be held by each Selling Stockholder after completion of the offering.

                                                                             Number of Common
                                                      Number of                Number of Shares    Shares/Percentage of Class to
                                            Shares Beneficially Owned              to be Sold in the     be Owned After Completion
          Name and Address(1)(2)             Prior to the Offering(3)          Offering Resale           of the Offering
-----------------------------------------  -------------------------------   -------------------  -------------------------------
                                                                                                       Number          Percent
                                                                                                       ------          -------
Generale de Sante                                   2,047,860                   2,047,860                 0              *
Dennis Sokol                                          482,644                     482,644                 0              *
Elliot Cole                                           321,165                     321,165                 0              *
 Shannon Slusher                                      321,165                     321,165                 0              *
Myles Druckman                                        220,084                     220,084                 0              *
Elena Korchagina                                       99,235                      97,235                 0              *
Vladimir Checklin                                     160,583                     160,583                 0              *
James C. Gale/Judith S. Haselton                       57,109                      57,109                 0              *
James C. Gale Trustee F/B/O Ariana J. Gale             27,816                      27,816                 0              *
 Jack Weinstein                                        12,517                      12,517                 0              *
Robert Weinstein                                        4,868                       4,868                 0              *
Doug Kleinberg                                          3,477                       3,477                 0              *
Lionel G.H. Hest                                       35,465                      35,465                 0              *
Robert Sablowsky                                       18,776                      18,776                 0              *
Charles Greenberg                                      31,247                      31,247                 0              *
Global Asset Allocation Consultant Inc.               139,080                     139,080                 0              *
Gruntal & Co.                                          33,382                      33,382                 0              *
Mark Kugler                                           446,557                     446,557                 0              *
Melvin Levinson, M.D.                                 471,556                     471,556                 0              *
 Stuart Kaufman                                       471,556                     471,556                 0              *
Jeff Fine                                             471,556                     471,556                 0              *
Michael Cavanaugh                                     407,765                     407,765                 0              *
Asif Jamal                                            162,883                     162,883                 0              *
Stephanie Schmidt                                     162,883                     162,883                 0              *
SAJH                                                1,595,021                   1,595,021                 0              *
Lindsay D. Kugler                                     221,980                     221,980                 0              *
Gregg Fine                                            110,965                     110,965                 0              *
Kevin Fine                                            110,965                     110,965                 0              *
Jamie Kaufman                                         110,965                     110,965                 0              *
Debbie Susskind                                       110,965                     110,965                 0              *
Mike Levinson                                         110,965                     110,965                 0              *
Jill Kaufman                                          110,965                     110,965                 0              *
 Charles Pendola(4)                                    54,167                      54,167                 0              *
Joel Feiss, M.D.(5)                                   223,333                     223,333                 0              *
Michael Gironta                                         8,345                       8,345                 0              *

------------
*        Less than 1%

(1) The persons named in the table, to the Company's knowledge, have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable and the footnotes to this table. The calculation of Common Shares beneficially owned was determined in accordance with Rule 13d-3 of the Exchange Act.

(2) Unless otherwise stated, the address for each Selling Stockholder is c/o First Medical Corporation, 1055 Washington Boulevard, Stamford, Connecticut 06901.

(3) Assumes all the shares of Preferred Stock owned by each Selling Stockholder have been converted into shares of Common Stock.

(4) The address for the selling Stockholder is 18 Guild Ct., Plainview, New York 11803

(5)      The  address  for  the  Selling   Stockholder   is  c/o  West   Broward
         Gastroenterology, 201 Northwest 82nd Avenue, Suite 202, Plantation, Florida 33324

                            DESCRIPTION OF SECURITIES

         The following is a summary of certain provisions of the Company's Certificate of Incorporation, the Certificate of Designation and rights accorded to holders of Common Stock and Preferred Stock generally and as a matter of law, and does not purport to be complete. It is qualified in its entirety by reference to the Certificate of Incorporation, the Certificate of Designation, the Company's By-Laws, and the Delaware General Corporation Law.

COMMON STOCK

         GENERAL. As of November 7, 1997, there were 22,553,500 shares of Common Stock outstanding. Under the Company's Delaware charter and applicable law, the Board of Directors has broad authority and discretion to issue convertible preferred stock, options and warrants, which, if issued in the future, may impact the rights of the holders of the Common Stock. The Company has 100,000,000 shares of common stock authorized and 5,000,000 preferred shares authorized.

         DIVIDENDS. Holders of Common Stock may receive dividends if, as and when dividends are declared on Common Stock by the Company's Board of Directors. If the Board of Directors hereafter authorizes the issuance of preferred shares, and such preferred shares carry any dividend preferences, holders of Common Stock may have no right to receive dividends unless and until dividends have been declared and paid. At the present time, there is no preferred stock outstanding except for the Preferred Stock. The ability of the Company to lawfully declare and pay dividends on Common Stock is also limited by certain provisions of applicable state corporation law. It is not expected that dividends will be declared on the Common Stock in the foreseeable future.

         DISTRIBUTIONS IN LIQUIDATION. If the Company is liquidated, dissolved and wound up for any reason, distribution of the Company's assets upon liquidation would be made first to the holders of preferred shares, if any, and then to the holders of Common Stock. If the Company's net assets upon liquidation were insufficient to permit full payment to the holders of shares of preferred stock, if any, then all of the assets of the Company would be distributed pro rata to the holders of shares of preferred stock and no distribution will be made to the holders of Common Stock. There are no shares of preferred stock issued or outstanding at this time except for the Preferred Stock. A consolidation or merger of the Company with or into any other company, or the sale of all or substantially all of the Company's assets, is not deemed a liquidation, distribution or winding up for this purpose.

         VOTING RIGHTS. The holders of record of Common Stock and Preferred Stock (collectively, the "Stock"), the Company's only classes or series of voting stock currently outstanding, are entitled, as a result of the Reverse Split, to one vote and 8-1/3 votes respectively for each share held, except that the Certificate of Incorporation provides for cumulative voting in all elections of directors. Abstentions and broker non-votes with respect to any proposal will be counted only for purposes of determining whether a quorum is present for the purpose of voting on that proposal and will not be voted for or against that proposal. Such outstanding shares of the Stock present in person or by Proxy representing one third of the votes to which all of the outstanding shares of Stock are entitled to vote (provided, however, that each share of Preferred Stock will have 8-1/3 votes) is required for a quorum.

PREFERRED STOCK

         GENERAL. The Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, $.001 par value of which the Company has issued 1,037,461 shares of Preferred Stock. The terms of the Preferred Stock are included in the Certificate of Designation. The Preferred Stock possesses all those rights and privileges as are afforded to capital stock by applicable law in the absence of any express grant of rights or privileges in the Certificate of Designation. The Preferred Stock does not have any preemptive rights. The Preferred Stock is not listed on any national securities exchange. Set forth below is a description of the rights and preferences of the Preferred Stock.

         DIVIDEND RIGHTS. Each share of Preferred Stock is entitled to dividends, pari passu with dividends declared and paid with respect to the Common Stock, equal to, as a result of the Reverse Split, 81/3 times the amount declared and paid with respect to each share of Common Stock.

         VOTING RIGHTS. Each share of Preferred Stock is entitled, as a result of the Reverse Split, to 81/3 votes, on any matter submitted to a vote of stockholders, to be voted together with the Common Stock. The Preferred Stock has no right to vote separately, as a class, except as provided by law.

         CONVERSION RIGHTS. Each share of Preferred Stock is convertible, as a result of the Reverse Split, at any time into 81/3 shares, of Common Stock, subject to adjustment in certain circumstances. In order to exercise the conversion privilege, the holder of a share of Preferred Stock shall surrender the certificate representing such share at the office of the transfer agent for the Common Stock and shall give written notice to the Company at said office that such holder elects to convert the same, specifying the name or names and denominations in which such holder wishes the certificate or certificates for the Common Stock to be issued.

         The number of shares of Common Stock issuable upon the conversion of shares of Preferred Stock is subject to adjustment under certain circumstances, including (a) the distribution of additional shares of Common Stock to all holders of Common Stock; (b) the subdivision of shares of Common Stock; (c) a combination of shares of Common Stock into a smaller number of shares of Common Stock; (d) the issuance of any securities in a reclassification of the Common Stock; and (e) the distribution to all holders of Common Stock of any shares of the Company's capital stock (other than Common Stock) or evidence of its indebtedness, assets (other than certain cash dividends or dividends payable in Common Stock) or certain rights, options or warrants (and the subsequent redemption or exchange thereof).

         LIQUIDATION, DISSOLUTION OR WINDING UP. Upon any liquidation, dissolution or winding up of the Company, no distribution will be permitted to be made to holders of Common Stock unless, prior thereto, the holders of the Preferred Stock shall have received $.01 per share, plus an amount equal to unpaid dividends thereon, if any, including accrued dividends, whether or not declared, to the date of such payment. With regard to rights to receive dividends and distributions upon dissolution, the Preferred Stock shall rank prior to the Common Stock and junior to any other preferred stock issued by the Company, unless the terms of such other preferred stock provide otherwise.

TRANSFER AGENT AND REGISTRAR

         The transfer agent, warrant agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                              PLAN OF DISTRIBUTION

         This offering is self-underwritten; neither the Company nor the Selling Stockholders have employed an underwriter for the sale of Shares by the Selling Stockholders. The Company will bear all expenses in connection with the preparation of this Prospectus. The Selling Stockholders will bear all expenses associated with the sale of the Shares.

         The Shares may be offered for the account of the Selling Stockholders from time to time on any stock exchange upon which shares of Common Stock are traded, at fixed prices that may be changed or at negotiated prices. The Selling Stockholders may effect such transactions by selling shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         Any broker-dealer acquiring Shares from the Selling Stockholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing on the NYSE or at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The Selling Stockholders and any broker- dealers that act in connection with the sale of the Shares hereunder might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act; any commissions received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. Any such commissions, as well as other expenses incurred by the Selling Stockholders and applicable transfer taxes, are payable by the Selling Stockholders.

                                     EXPERTS

         The financial statements and schedule of the Company included in this Prospectus and the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

         The audited combined financial statements of MedExec Inc. & Subsidiaries; SPI Managed Care Inc.; & SPI Managed Care of Hillsborough County, Inc., as of December 31, 1995 and 1994, and for each of the years in the three year period ended December 31, 1995, which are included in this Prospectus, have been so included in reliance on the reports in the three year period ended December 31, 1995 of KPMG Peat Marwick LLP, as independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in auditing and accounting.

         The audited consolidated financial statements of First Medical Corporation, as of December 31, 1996, and for the year then ended, which is included in this Prospectus, has been so included in reliance on the report in the year ended December 31, 1996 of KPMG Peat Marwick LLP, as independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in auditing and accounting.

                                  LEGAL MATTERS

         The validity of the shares of the Common Stock offered hereby will be passed upon for the Company by Olshan Grundman Frome & Rosenzweig LLP, New York, New York.

                             ADDITIONAL INFORMATION

         The Company has filed with the SEC a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act covering the securities described herein. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained herein or incorporated herein by reference concerning the provisions of documents are summaries of such documents, and each statement is qualified in its entirety by reference to the applicable document if filed with the SEC or attached as an appendix hereto. For further information, reference is hereby made to the Registration Statement and the exhibits filed therewith. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Requests for such copies should be directed to Robert A. Bruno, The Lehigh Group, Inc., 1055 Washington Boulevard, Stamford, CT 06901, (telephone (203) 327-0900).

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses which will be paid by the Registrant in connection with the issuance and distribution of the securities being registered. With the exception of the registration fee, all amounts shown are estimates.


Registration fee............................................     $_______*

Printing expenses (other than stock certificates)...........         1,000

Printing and engraving of stock certificates................        10,000

Legal fees and expenses (other than Blue sky)...............        25,000

Accounting fees and expenses................................        52,000

Transfer Agent and Registrar fees and expenses..............         5,000

Miscellaneous expenses......................................        ------

                             Total..........................        95,000
                                                                    ======
-------------
* Paid in full

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Restated Certificate of Incorporation and By-laws of the Company contain provisions permitted by the Delaware General Corporation Law (under which the Company is organized), that, in essence, provide that directors and officers shall be indemnified for all losses that may be incurred by them in connection with any claim or legal action in which they may become involved by reason of their service as a director or officer of the Company if they meet certain specified conditions. In addition, the Restated Certificate of Incorporation of the Company contains provisions that limit the monetary liability of directors of the Company for certain breaches of their fiduciary duty of care and provide for the advancement by the Company to directors and officers of expenses incurred by them in defending suits arising out of their service as such.

         The Registrant's authority to indemnify its directors and officers is governed by the provisions of Section 145 of the Delaware General Corporation Law, as follows:

         (a) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

         (b) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of directors who are not parties to such action, suit or proceeding even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (h) For purposes of this section, references to the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans, references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan, and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to any employee benefit plan, its participants or beneficiaries, and a person who acted in good faith and in a manner reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

         On August 22, 1994, pursuant to a private placement, the Company sold 2,575,000 shares of Common Stock at an aggregate purchase price of $1,030,000 ($.40 per share). On November 18, 1994, the Company sold an additional 106,250 shares of Common Stock at an aggregate price of $42,500 ($.40 per share) pursuant to such private placement. The sales were made under Section 4(2) of the Securities Act, which exempt securities from registration when adding private placement.


         On October 29, 1996, in connection with the execution of the Merger Agreement, the Company issued a convertible debenture in the amount of $300,000 to First Medical Corporation. On February 7, 1997, First Medical Corporation elected to convert its debenture in 937,500 shares of the Company's common stock. FMC purchased a block of stock to increase the vote in favor of the Merger.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) Exhibits:

         The following Exhibits are filed as part of this registration statement (references are to Regulation S-K Exhibit Numbers):

2(a) Amended and Restated Agreement and Plan of Merger, dated as of October 29, 1996, between the Registrant, the Lehigh Management Corp. ("Merger Sub") and First Medical Corporation ("FMC"), (incorporated by reference to Appendix A to the Registrant's Proxy Statement for a Special Meeting of Shareholders to be held July 9, 1997).

2(b) First Amendment to the Merger Agreement, dated July 9, 1997 between the Registrant, Merger Sub and FMC.

3(a) Restated Certificate of Incorporation, By-Laws and Amendments to By-Laws (incorporated by reference to Exhibits A and B to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1970. Exhibits 3 and 1, respectively, to the Registrant's Current Reports on Form 8-K dated September 8, 1972 and May 9, 1973, and Exhibit to the Registrant's Current Report on Form 8-K dated October 10, 1973, and Exhibit 3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1980).

3(b) Certificate of Amendment to Restated Certificate of Incorporation dated September 30, 1983 (incorporated by reference to Exhibit 4(a) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 29, 1985).

3(c) Certificate of Amendment to Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on October 31, 1985 (incorporated by reference to Exhibit 4(c) to the Registrant's Current Report on Form 8-K dated November 7, 1985).

3(d) Certificate of Amendment to Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on January 2, 1986 (incorporated by reference to Exhibit 3(d) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1985).

3(e) Certificate of Amendment to Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on June 4, 1986 (incorporated by reference to Exhibit 4(a) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1986).

3(f) Certificate of Amendment to Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on March 15, 1991 (incorporated by reference to Exhibit 3(g) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990).

3(g) Certificate of Amendment to Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on December 27, 1991 (incorporated by reference to Exhibit 3(h) to the Registrant's Annual Report on Form 10-K for the year ended December 31,
         1991).

3(h) Certificate of Amendment to Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on January 27, 1995 (incorporated by reference to Exhibit 3(i) to the Registrant's Annual Report on Form 10-K for the year ended December 31,
         1994).

3(i) Form of Certificate of Description of the Series A Convertible Preferred Stock.

3(j) Amended and Restated By-Laws of the Registrant, as amended to date (incorporated by reference to Exhibit 3(ii) to the Registrant's Current Report on Form 8-K dated July 17, 1996).

4(a) Form of Indenture, dated as of October 15, 1985, among Registrant, NICO, Inc. and J. Henry Schroder Bank & Trust the Registrant, as Trustee, including therein the form of the subordinated debentures to which such Indenture relates (incorporated by reference to Exhibit 4(a) to the Registrant's Current Report on Form 8-K dated November 7, 1985).

4(b) Amendment to Indenture dated as of March 14, 1991 referenced to in Item 4(b)(1) (incorporated by reference to Exhibit 4(b)(2) to Registrant's Annual Report on Form 10-K for the year ended December 31, 1990).

4(c) Indenture dated as of March 15, 1991 (the "Class B Note Indenture") among the Registrant, NICO, the guarantors signatory thereto, and Continental Stock Transfer and Trust the Registrant, as Trustee, pursuant to which the 8% Class B Senior Secured Redeemable Notes due March 15, 1999 of NICO were issued together with the form of such Notes (incorporated by reference to Exhibit 4(i) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990).

4(d) First Supplemental Indenture dated as of May 5, 1993 between NICO and Continental Stock Transfer & Trust the Registrant, as trustee under the Class B Note Indenture (incorporated by reference to Exhibit 4(h) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993).

4(e) Form of indenture between the Registrant, NICO and Shawmut Bank, N.A., as Trustee, included therein the form of Senior Subordinated Note due April 15, 1998 (incorporated by reference to Exhibit 4(b) to Amendment No. 2 to the Registrant's Registration Statement on Form S-2 dated May 13, 1988).

5.1 Opinion of Olshan Grundman Frome & Rosenzweig LLP regarding the legality of the securities being registered and the tax consequences of the transaction (incorporated by reference to Exhibit 5.1 to Amendment No. 4 to Registrant's Registration Statement on Form S-4).

10(a) Guaranty of LVI Environmental dated as of May 5, 1993 (incorporated by reference to Exhibit 10(f) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993).

10(b) Indemnification Agreement dated as of May 5, 1993 among LVI Environmental, the Registrant and certain directors and officers of the Registrant (incorporated by reference to Exhibit 10(h) to the Registrant's Annual Report on Form 10-K for the year ended December 31,
         1993).

10(c) Assumption Agreement dated as of May 5, 1993 among the Registrant, NICO and LVI Holding for the benefit of holders of certain securities of Hold-Out Notes (as defined therein) (incorporated by reference to Exhibit 10(i) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993).

10(d) Exchange Offer and Registration Rights Agreement dated as of March 15, 1991 made by the Registrant in favor of those persons participating in the Registrant's exchange offers (incorporated by reference to Exhibit 10(j) to the Registrant's Annual Report on Form 10-K/A Amendment #2 for the year ended December 31, 1993).

10(e) Employment Agreement between the Registrant and Salvatore J. Zizza dated August 22, 1994 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September 1994).

10(f) Options of Mr. Zizza to purchase an aggregate of 10,250,000 shares of Common Stock of the Registrant (incorporated by reference to Exhibit
         10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September 1994).

10(g) Registration Rights Agreement dated as of August 22, 1994 between Mr. Zizza and the Registrant (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September 1994).

10(h) Consulting Agreement dated as of August 22, 1994 between Dominic Bassani and the Registrant (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September 1994).

10(i) Warrants of Mr. Bassani to purchase an aggregate of 7,750,000 shares of Common Stock of the Registrant (incorporated by reference to Exhibit
         10.5 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September 1994).

10(j) Registration Rights Agreement dated as of August 22, 1994 between Mr. Bassani and the Registrant (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September 1994).

10(k) Form of Registration Rights Agreement dated as of August 22, 1994 among the Registrant and the investors in the Private Placement (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September
         1994).

10(l) Warrant of Goldis Financial Group, Inc. to purchase an aggregate of 386,250 shares of Common Stock of the Registrant (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September
         1994).

10(m) Employment Agreement between the Registrant and Robert A. Bruno dated January 1, 1995 (incorporated by reference to Exhibit 10(m) to Registrant's Annual Report on Form 10-K for the year ended December 31,
         1995).

10(n) Subordinated debenture dated March 28, 1996 between the Registrant and Macrocom Investors, LLC (incorporated by reference to Exhibit 10(n) to Registrant's Annual Report on Form 10-K for the year ended December 31,
         1995).

10(o) Option Letter Agreement, dated October 29, 1996, between Salvatore J. Zizza and First Medical Corporation (incorporated by reference to
         Exhibit 99.7 to the Registrant's Current Report of Form 8-K filed with the Securities and Exchange Commission in November 1996).

10(p) $100,000 Promissory Note, dated as of October 29, 1996, from First Medical Corporation to Salvatore J. Zizza (incorporated by reference to
         Exhibit 99.8 to the Registrant's Current Report of Form 8-K filed with the Securities and Exchange Commission in November 1996).*

*11      Computation of earnings per share

 21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).

*23.1    Consent of BDO Seidman, LLP.

*23.2    Consent of KPMG Peat Marwick LLP.

 23.3    Consent of Olshan  Grundman Frome & Rosenzweig LLP (included in Exhibit
         5.1).

------------------
*        Filed herewith.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 12th day of January, 1998.

                                                  THE LEHIGH GROUP INC.



                                                  By: /s/ Robert A. Bruno
                                                     -------------------------
                                                       Vice President

                       POWERS OF ATTORNEY AND SIGNATORIES

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated. Each of the undersigned officers and directors of The Lehigh Group Inc. hereby constitutes and appoints Dennis A. Sokol, Salvatore J. Zizza and Robert A. Bruno and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him in his name in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and to prepare any and all exhibits thereto, and other documents in connection therewith, and to make any applicable state securities law or blue sky filings, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done to enable The Lehigh Group Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys- in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURE                  TITLE                                   DATE



------------------    Chairman of the Board, Director
Dennis A. Sokol       and Chief Executive Officer



------------------    Executive Vice President, Treasurer,
Salvatore J. Zizza    Director and Chief Financial Officer


------------------    Vice President and Secretary
A. Bruno


-------------------   Director
Melvin E. Levinson


-------------------    Vice Chairman of the Board and
Elliot H. Cole         Director



-------------------    Director
Richard Berman

                                  EXHIBIT INDEX

EXHIBIT

2.1 Agreement and Plan of Merger, dated as of October 28, 1996, between the Registrant, the Registrant Acquisition Corp. and First Medical Corporation, as amended (incorporated by reference to Exhibit 2.1 to the Registrants Proxy Statement for a Special Meeting of Stockholders to be held July 9, 1997).

3(a) Restated Certificate of Incorporation, By-Laws and Amendments to By-Laws (incorporated by reference to Exhibits A and B to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1970. Exhibits 3 and 1, respectively, to the Registrant's Current Reports on Form 8-K dated September 8, 1972 and May 9, 1973, and Exhibit to the Registrant's Current Report on Form 8-K dated October 10, 1973, and Exhibit 3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1980).

3(b) Certificate of Amendment to Restated Certificate of Incorporation dated September 30, 1983 (incorporated by reference to Exhibit 4(a) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 29, 1985).

3(c) Certificate of Amendment to Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on October 31, 1985 (incorporated by reference to Exhibit 4(c) to the Registrant's Current Report on Form 8-K dated November 7, 1985).

3(d) Certificate of Amendment to Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on January 2, 1986 (incorporated by reference to Exhibit 3(d) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1985).

3(e) Certificate of Amendment to Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on June 4, 1986 (incorporated by reference to Exhibit 4(a) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1986).

3(f) Certificate of Amendment to Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on March 15, 1991 (incorporated by reference to Exhibit 3(g) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990).

3(g) Certificate of Amendment to Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on December 27, 1991 (incorporated by reference to Exhibit 3(h) to the Registrant's Annual Report on Form 10-K for the year ended December 31,
         1991).

3(h) Certificate of Amendment to Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on January 27, 1995 (incorporated by reference to Exhibit 3(i) to the Registrant's Annual Report on Form 10-K for the year ended December 31,
         1994).

3(i) Form of Certificate of Designation of the Series A Convertible Preferred Stock.

3(j) Amended and Restated By-Laws of the Registrant, as amended to date (incorporated by reference to Exhibit 3(ii) to the Registrant's Current Report on Form 8-K dated July 17, 1996).

4(a) Form of Indenture, dated as of October 15, 1985, among Registrant, NICO, Inc. and J. Henry Schroder Bank & Trust the Registrant, as Trustee, including therein the form of the subordinated debentures to which such Indenture relates (incorporated by reference to Exhibit 4(a) to the Registrant's Current Report on Form 8-K dated November 7, 1985).

4(b) Amendment to Indenture dated as of March 14, 1991 referenced to in Item 4(b)(1) (incorporated by reference to Exhibit 4(b)(2) to Registrant's Annual Report on Form 10-K for the year ended December 31, 1990).

4(c) Indenture dated as of March 15, 1991 (the "Class B Note Indenture") among the Registrant, NICO, the guarantors signatory thereto, and Continental Stock Transfer and Trust the Registrant, as Trustee, pursuant to which the 8% Class B Senior Secured Redeemable Notes due March 15, 1999 of NICO were issued together with the form of such Notes (incorporated by reference to Exhibit 4(i) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990).

4(d) First Supplemental Indenture dated as of May 5, 1993 between NICO and Continental Stock Transfer & Trust the Registrant, as trustee under the Class B Note Indenture (incorporated by reference to Exhibit 4(h) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993).

4(e) Form of indenture between the Registrant, NICO and Shawmut Bank, N.A., as Trustee, included therein the form of Senior Subordinated Note due April 15, 1998 (incorporated by reference to Exhibit 4(b) to Amendment No. 2 to the Registrant's Registration Statement on Form S-2 dated May 13, 1988).

5.1 Opinion of Olshan Grundman Frome & Rosenzweig LLP regarding the legality of the securities being registered and the tax consequences of the transaction (incorporated by reference to Exhibit 5.1 to Amendment No. 4 to Registrant's Registration Statement on Form S-4).

10(a) Guaranty of LVI Environmental dated as of May 5, 1993 (incorporated by reference to Exhibit 10(f) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993).

10(b) Indemnification Agreement dated as of May 5, 1993 among LVI Environmental, the Registrant and certain directors and officers of the Registrant (incorporated by reference to Exhibit 10(h) to the Registrant's Annual Report on Form 10-K for the year ended December 31,
         1993).

10(c) Assumption Agreement dated as of May 5, 1993 among the Registrant, NICO and LVI Holding for the benefit of holders of certain securities of Hold-Out Notes (as defined therein) (incorporated by reference to Exhibit 10(i) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993).

10(d) Exchange Offer and Registration Rights Agreement dated as of March 15, 1991 made by the Registrant in favor of those persons participating in the Registrant's exchange offers (incorporated by reference to Exhibit 10(j) to the Registrant's Annual Report on Form 10- K/A Amendment #2 for the year ended December 31, 1993).

10(e) Employment Agreement between the Registrant and Salvatore J. Zizza dated August 22, 1994 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September 1994).

10(f) Options of Mr. Zizza to purchase an aggregate of 10,250,000 shares of Common Stock of the Registrant (incorporated by reference to Exhibit
         10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September 1994).

10(g) Registration Rights Agreement dated as of August 22, 1994 between Mr. Zizza and the Registrant (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September 1994).

10(h) Consulting Agreement dated as of August 22, 1994 between Dominic Bassani and the Registrant (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September 1994).

10(i) Warrants of Mr. Bassani to purchase an aggregate of 7,750,000 shares of Common Stock of the Registrant (incorporated by reference to Exhibit
         10.5 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September 1994).

10(j) Registration Rights Agreement dated as of August 22, 1994 between Mr. Bassani and the Registrant (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September 1994).

10(k) Form of Registration Rights Agreement dated as of August 22, 1994 among the Registrant and the investors in the Private Placement (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September
         1994).

10(l) Warrant of Goldis Financial Group, Inc. to purchase an aggregate of 386,250 shares of Common Stock of the Registrant (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission in September
         1994).

10(m) Employment Agreement between the Registrant and Robert A. Bruno dated January 1, 1995 (incorporated by reference to Exhibit 10(m) to Registrant's Annual Report on Form 10-K for the year ended December 31,
         1995).

10(n) Subordinated debenture dated March 28, 1996 between the Registrant and Macrocom Investors, LLC (incorporated by reference to Exhibit 10(n) to Registrant's Annual Report on Form 10-K for the year ended December 31,
         1995).

10(o) Option Letter Agreement, dated October 29, 1996, between Salvatore J. Zizza and First Medical Corporation (incorporated by reference to
         Exhibit 99.7 to the Registrant's Current Report of Form 8-K filed with the Securities and Exchange Commission in November 1996).

10(p) $100,000 Promissory Note, dated as of October 28, 1996, from First Medical Corporation to Salvatore J. Zizza (incorporated by reference to
         Exhibit 99.8 to the Registrant's Current Report of Form 8-K filed with the Securities and Exchange Commission in November 1996).

*11      Computation of earnings per share.

21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).

*23.1    Consent of BDO Seidman, LLP.

*23.2    Consent of KPMG Peat Marwick LLP.

23.3     Consent of Olshan  Grundman Frome & Rosenzweig LLP (included in Exhibit
         5.1).

------------------
*  Filed herewith.